Fronteer
The Science of Discovery

2008 **Annual Report**



Our key drivers

- Strong treasury

- No debt

- Robust project pipeline

- Large resource base with meaningful production potential

- Project growth and exploration upside

- Control of flagship assets

- Solid technical team to manage pipeline from exploration to development

In a few short years, we have created a strong foundation for sustained gold growth. Through exploration success and acquisition, we have amassed an exceptional pipeline of high-quality gold projects located in mining-friendly jurisdictions. We have also built a growing resource base of more than six million ounces gold equivalent*, a healthy treasury and a talented development team. In addition to aggressively advancing our own projects, we are intent on acquiring a producing or near-term-producing gold asset to complete our pipeline and fuel continued growth.

*Details, including cut-off grades, of all project resources are provided
 in NI 43-101 technical reports prepared for Fronteer on SEDAR at
 www.sedar.com, and on our company website at www.fronteergroup.com.



President's Message

We believe the year ahead will be transformational.

Fronteer has remained committed to steadily building value for shareholders through ongoing discovery success and asset growth. During a period of enormous global economic adversity, we have proven resilient in our ability to create new value and meet our goals.

In the last year, we have introduced new high-grade ounces from our emerging Long Canyon project, and added more gold from the expansion of our Northumberland deposit. Our exploration team has grown our attributable gold resource base to more than six million ounces* and advanced key projects along our pipeline toward development.

As well, with the acquisition of Aurora Energy Resources, we have now simplified ownership of a truly world-class asset, provided shareholders an excellent option on uranium, and significantly strengthened our balance sheet. We believe our 100% ownership of this outstanding uranium asset will deliver significant value for the company over the next 12 to 24 months.

To date, the company has amassed a pipeline of robust projects and a healthy treasury to fund their advancement toward potential production. To realize our vision of becoming a mid-tier producer in the gold sector, a foundation

for sustained growth is essential. And I believe our project pipeline is one of the sector's most compelling.

However, the company has reached a stage in its development where it needs to own gold production. We recognize there are opportunities to accelerate our business plan through the acquisition of a producing or near-term producing gold asset. An acquisition of this type would generate near-term cash flow, round out our project pipeline and increase market valuation.

At the same time, we must also clearly demonstrate our intent and ability to advance our current projects toward production. To support this goal, we aim to strengthen our team's operational expertise and development efforts in Nevada, where we are advancing three key projects.

Long Canyon, a greenfields project anchoring an entirely new gold trend in northeastern Nevada, represents one of our most exciting opportunities. During the last year, we established majority ownership of Long Canyon and unlocked significant value as project operator.

We recently announced Long Canyon's first resource estimate, an important milestone underlining the high-grade nature of this emerging, near-surface oxide gold deposit. In a short timeframe, Fronteer has built

Long Canyon into a gold project with excellent economic potential and extensive opportunities for continued resource growth. A $14.1-million program, funded 51% by Fronteer, is designed to increase Long Canyon's deposit size; commence preliminary environmental, engineering and metallurgical studies; and review potential development scenarios.

Our Sandman project is another key Nevada gold deposit boasting strong production attributes. And we believe there is the potential to expand the size and continuity of Sandman in the near term. Our partnership with Newmont Mining Corp. has the potential to see us through to production at Sandman with minimal financial or operational risk. Newmont may earn an initial 51% interest in this gold project by making a positive production decision by June 2011. Newmont will fund a $5-million program in 2009 that will include extensive drilling, metallurgical work and preliminary project economics.

We are also ready to take Northumberland to the next stage. In the past year, our Nevada team increased the property's gold equivalent resource 28% to 3.2 million ounces* and identified more than 30 new regional targets with near-surface



discovery potential. Our ongoing technical review of Northumberland highlights clear processing options and suggests potential development scenarios combining open-pit and underground mining. In the year ahead, we are seeking to secure a senior partner to help fast-track towards production one of Nevada's largest undeveloped Carlin-type deposits.

Fronteer shareholders will also benefit in the near-term from our multiple gold and copper-gold Turkish projects through resource growth or their potential sale. Teck Cominco, our 60% joint-venture partner on these projects, will be funding a 5,000-metre drilling program at Halilaga, a copper-gold porphyry system that could become a "company maker." At the same time, the Agi Dagi and Kirazli gold deposits may soon be sold, in whole or in part, through a process managed by Teck. If these projects are sold on a 100% basis, Fronteer's portion of proceeds will further strengthen our ability to fund organic or transactional growth.

Over the last decade, gold has been rated the top performing asset class and has strong fundamentals to continue its dominance over the short- and long-term. As attention

moves from physical gold to the gold equity market, investors will ultimately turn to companies with strong working capital, above-average project portfolios and experienced management teams.

With our growing pipeline of projects, pursuit of production and proven track record in accretive acquisitions, we believe your company holds unique potential for significant upside in the gold sector in 2009.

The economic forecast for the year ahead promises to remain as challenging as the year previous. I am extremely thankful for the commitment shown by you, our shareholders, during this period. I believe your patience will be rewarded from the tremendous value still to be unlocked in our portfolio. Your continued support is paramount for Fronteer to realize its vision in the near-term.



Dr. Mark O'Dea, Ph.D., P.Geo.
President and CEO

*Details, including cut-off grades, of all project resources
 are provided in NI 43-101 technical reports prepared
 for Fronteer on SEDAR at www.sedar.com, and on our
 company website at www.fronteergroup.com.

Financial Statements

Management's Discussion and Analysis

For the year ended December 31, 2008

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Fronteer Development Group Inc. (the "Company" or "Fronteer") as at December 31, 2008, and the related notes thereto (collectively the "Financial Statements". The Company's reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars unless otherwise stated. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles ("GAAP"). Measurement differences between Canadian and U.S. GAAP that would affect the Company's reported financial results are disclosed in Note 19 of the Financial Statements. This MD&A is dated as of March 26, 2009.

OVERVIEW

The Company is a gold-focused exploration and development company committed to discovering and advancing deposits with production potential. The Company's vision is to become a near term, mid-cap gold-growth company advancing a pipeline of exploration, development and production projects.

The Company has an interest in several major gold and copper-gold projects throughout Nevada, USA and northwest Turkey. Among its large portfolio of precious metal mineral rights in Nevada, the company's key projects include Northumberland, one of the largest undeveloped Carlin-type gold deposits in the state; Long Canyon, a discovery potentially defining a new gold trend in the Eastern Great Basin; and, Sandman, a property which Newmont Mining Corporation ("Newmont") has the option of advancing to a production decision by June 2011.

In northwest Turkey, Fronteer has built and retained a 40% interest in a new mineral district that includes two gold deposits and a third copper-gold porphyry deposit. Fronteer was a founding partner and is the largest shareholder at 92% of Aurora Energy Resources Inc. ("Aurora"), a company focused on advancing a pipeline of growing uranium deposits in Labrador, Canada. Aurora is listed on the Toronto Stock Exchange ("TSX") under the symbol AXU.

Notwithstanding the current economic climate, the Company remains well financed and continues to actively explore and advance its projects.

The Company's shares are listed on the Toronto Stock Exchange and the NYSE Amex exchange under the symbol FRG.

Significant events for the year ending December 31, 2008 and through the date of this report are:

1. A first National Instrument 43-101 ("NI43-101") compliant resource calculation was completed on the Long Canyon property, an emerging gold deposit. At a 0.3 g/t cut-off, the resource comprises 363,000 ounces at an average grade of 2.35 g/t gold (4,808,000 tonnes) (indicated), along with 459,000 ounces at an average grade of 1.63 g/t gold (8,780,000 tonnes) (inferred)[1]. Drilling in 2008 extended high-grade, oxide gold mineralization along strike to 1.7 kilometres. The Company vested a 51% interest in the project and is project operator. Ongoing funding of the US$14,100,000 budget for the project in 2009 is to be shared 51% / 49% between the Company and its joint venture partner AuEx Ventures Inc. ("AuEx"), respectively. AuEx has notified the Company of its intention to funds its share of the project costs in 2009.

2. Fronteer entered into a joint venture agreement with Newmont dated June 1, 2008, where Newmont may earn an initial 51% interest in Sandman by contributing mineral interests to the joint venture, spending a minimum US$14,000,000 on exploration and making a production decision supported by a bankable feasibility study, committing to fund and construct a mine and undertaking to advance necessary permits by June 2011. Results from Newmont's solely funded 2008 program (37 holes and 2,800 metres of shallow drilling at a cost of US$3,440,740) underlined the near-surface, high-grade oxide nature of the gold mineralization at Sandman. Newmont's budget for 2009 is US$5,000,000 and the program is underway.

3. Fronteer has a 100% interest in the Northumberland Project. During 2008, the Company completed a new resource estimate for the project, increasing the gold-equivalent resource by 28%. Technical work completed in 2008 suggests a number of potential processing alternatives for the project. Plans for 2009 at Northumberland are focused on geological compilations and data analysis of district wide exploration targets on lands surrounding the resource area, metallurgical work, and minor reclamation of past mining activity, including pond relining and heap pad re-contouring. The budget for the 2009 is still being developed but will be a minimum of US$1,100,000.

4. On January 23, 2009, the Company formally made an offer to acquire all of the outstanding common shares ("Aurora Shares") of Aurora that it did not already own (the "Offer"). The Company believes that the acquisition is beneficial, primarily because the additional cash resources of Aurora reduces the need for Fronteer to seek equity financing or incur debt to further explore its projects in the near- to mid-term and potentially provides the capability to move forward with merger and acquisition opportunities. In addition, it simplifies the ownership structure of the uranium assets and provides Fronteer and its shareholders greater exposure to the long term value of this strategic uranium asset.

On March 2, 2009, the Offer expired and the Company agreed to take up 36,526,336 Aurora Common Shares tendered under the Offer. As a result, Fronteer currently owns 67,473,672 Common Shares of Aurora, representing approximately 92.1% of the issued and outstanding common shares. Fronteer expects to complete, on or about April 21, 2009, a second step transaction, which should give the Company ownership of 100% of Aurora. The Company intends to initially maintain Aurora as a wholly owned subsidiary.

The Aurora transaction will strengthen the Company's balance sheet by increasing its cash balance; eliminate the need to seek equity financing or incur debt to further explore its projects in the near term; increase the Company's capacity for growth and simplify ownership of the uranium assets.

1   See assumptions used and further details as to how the resource was calculated in "Significant Exploration Projects – Nevada, USA - Long Canyon Property", below.

TRENDS

- There are significant uncertainties regarding the price of gold, silver, copper and uranium and the availability of equity financing for the purposes of mineral exploration and development. Financial markets have deteriorated to the point where it has become extremely difficult for companies to raise new capital;

- The Company's future performance is largely tied to the development of its current mineral properties and its ability to acquire additional assets and execute on its growth strategies. It is also tied to the overall financial markets;

- Current financial markets are likely to be volatile in Canada for the remainder of the calendar year and potentially into 2010, reflecting ongoing concerns about the stability of the global economy and weakening global growth prospects. As well, concern about global growth has led to sustained drops in the commodity markets. Unprecedented uncertainty in the credit markets has also led to increased difficulties in borrowing/raising funds. Companies worldwide have been affected particularly negatively by these trends. As a result, should the Company find it needs additional financing, the Company may have difficulties raising equity financing for the purposes of mineral exploration and development, particularly without excessively diluting present shareholders of the Company; and

- The Company's strategy is to continue to focus on advancing its best exploration and development projects and look for opportunities to acquire additional producing or near term producing assets. The Company believes this focused strategy will enable it to meet the near-term challenges presented by the capital markets while maintaining the momentum on key initiatives.

Selected Annual Information
The following financial data are derived from the Company's financial statements for the fiscal years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
Total revenues	Nil	Nil	Nil
Net income (loss) before discontinued operations	($31,708,890)	$20,374,741	$15,015,635
Basic and diluted earning (loss) per share before discontinued operations	Basic ($0.38) Diluted ($0.38)	Basic $0.29 Diluted $0.28	Basic $0.27 Diluted $0.25
Net income (loss) for the year	($31,708,890)	$20,374,741	$15,011,639
Basic and diluted earnings (loss) per share	Basic ($0.38) Diluted ($0.38)	Basic $0.29 Diluted $0.28	Basic $0.27 Diluted $0.25
Total assets	$403,519,304	$426,437,437	$102,311,386
Long-term liabilities	$61,207,210	$55,986,031	$1,572,172
Cash dividends declared	Nil	Nil	Nil

RESULTS OF OPERATIONS –
December 31, 2008 Vs December 31, 2007

The Company's net loss for the year ended December 31, 2008 was $31,708,890 or $0.38 per share compared to a net income of $20,374,741 or $0.29 per share for year ended December 31, 2007. Contributing to the period-over-period differences was the recognition of a large non-cash foreign exchange loss on a US dollar denominated future income tax liability, a decrease in the non-cash dilution gain on its investment in Aurora, increased operating expenses such as write-downs of exploration properties, wages and benefits, office and general, and professional fees and a significant decrease in stock-based compensation expense year over year.

In 2008, the Company recognized an $11,715,736 foreign exchange loss (non-cash), primarily on the translation of a US dollar denominated future income tax liability.

The Company recognized a dilution gain of $71,049 for the year ended December 31, 2008, as compared to a dilution gain of $43,039,000 for the year ended December 31, 2007. The Company recognizes a dilution gain when its interest in Aurora is reduced as Aurora issues additional shares. It represents the fair value of the Company's share of the consideration paid by new investors in Aurora, in excess of the amount that the carrying value of the Company's investment in Aurora. Aurora issued fewer shares at lower prices in 2008 to date as compared to the same period in 2007.

Stock-based compensation expense for the year ended December 31, 2008 decreased to $5,988,136 from $8,732,286 for the same period in 2007. Stock-based compensation expense is comprised of the fair value of stock options granted to employees, directors and consultants that vest in the period. The Company grants stock options with varying vesting terms ranging from immediate vesting to vesting over three years. The Company uses the Black-Scholes option pricing model to determine the fair value of options granted and recognizes the fair value of the option as an expense or addition to exploration properties and deferred exploration expenditures over the vesting term of the option.

Wages and benefits costs increased to $3,447,874 for the year ended December 31, 2008, from $2,297,910 in the same period in 2007. An increase in the overall number of employees after the acquisition of NewWest Gold Corporation ("NewWest") (completed in September 2007), severance paid in connection with closing of the Denver office and a general increase in wage rates, offset by a smaller annual bonus amount in 2008 as compared to 2007, attributed to the increase. Exploration staff salaries for work performed on a specific project are deferred to exploration properties and deferred exploration expenditures when incurred.

Property investigation costs for the year ended December 31, 2008, were $2,480,197 compared to $2,439,782 for the same period in the prior year. The Company is actively investigating new projects and has incurred costs exploring numerous properties in an attempt to identify new projects. The costs of this exploration are expensed as property investigation costs until a specific property is acquired, or the right to acquire a property is obtained, after which exploration costs will be capitalized. The Company also incurred $30,667 in site restoration costs for its Longtom property, Canada, which was included in the 2008 property investigation cost balance.

For the year ended December 31, 2008, the Company wrote-off deferred exploration costs totalling $10,636,575. The amounts primarily related to expenditures incurred on the Company's Antelope Creek and Granite properties, in Nevada, the Wernecke Mountains properties in the Yukon, Canada and the Samli property and other minor properties in Turkey. In 2007, the Company wrote-off $1,789,764 in expenditures incurred on the San Pedro, Clara and Agua Grande projects in Mexico.

Office and general expenses for the year ended December 31, 2008 and 2007 were $1,326,105 and $714,142 respectively. The increase in office costs is primarily attributable to increases in insurance costs and additional administrative costs associated with the acquisition of NewWest and a decrease in the amount of costs reimbursed by Aurora as Aurora moved its head office to its own location in St. John's, Newfoundland.

Professional fees, which include legal, accounting, audit and other advisory fees, for the year ended December 31, 2008, were $1,412,154, as compared to $745,555 for the same period in the prior year. Increased costs to test SOX 404 compliance, fees paid to consultants to assist the Company with new accounting requirements in the U.S., increased accounting complexity of the Company's operations, the costs of an ongoing internal review of the Company's stock option granting practices (see "Critical Accounting Estimates" below), account for the increases.

Investor relations, promotion and advertising expenses totalled $605,872 for the year ended December 31, 2008, compared to $820,275 for the same period in 2007. The decrease was primarily attributable to decreased annual report costs for 2008 as compared to 2007. Also, the Company incurred fewer expenditures for printing and presentation materials in 2008 as compared to 2007, and managed many of its projects internally, thereby incurring fewer consulting costs.

During the first quarter of 2008, the Company sold its common share investment in Latin American Minerals Inc. ("LAT"), for net proceeds of $5,295,450 resulting in a realized gain of $1,768,235. During the second quarter of 2008, the remaining share purchase warrants of LAT held by the Company, expired unexercised, resulting in a year-to-date loss of $360,906.

Interest income decreased to $2,985,007 for the year ended December 31, 2008, compared to $3,828,844, for the same period in the prior year. The decrease is attributed to a decreased overall cash balance in 2008 as compared to 2007, and realization of lower interest rates in 2008 as compared to 2007.

The Company also realized its share of the operating loss of Aurora for the year ended December 31, 2008, which totaled $1,822,156 as compared to $3,850,471 for the year ended December 31, 2007. The decrease is attributable to a lower loss realized by Aurora in 2008 as compared to 2007. Aurora's decrease in net loss period over period is mainly due to increased interest income and less stock-based compensation expense recognized year over year.

Total assets at December 31, 2008, decreased to $403,519,304 from $426,437,437 at December 31, 2007, primarily as a result of cash used in operating activities of $6,002,568 and the expensing of previously capitalized exploration costs. For the year ended December 31, 2008, the Company realized cash inflows from the exercise of options of $407,300.

The Company has not yet determined whether any of its exploration properties contain resources that are economically recoverable. All direct costs associated with exploration of these properties are capitalized as incurred. If the property proceeds to development, these costs become part of pre-production and development costs of the mine. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related deferred expenditures are written off.

RESULTS OF OPERATIONS –
December 31, 2007 Vs December 31, 2006

The Company's net income before discontinued operations for the year ended December 31, 2007 was $20,374,741 or $0.29 per share compared to net income before discontinued operations of $15,015,635 or $0.27 for year ended December 31, 2006. Contributing to the year-over-year differences was the recognition of increased dilution gains on the Company's investment in Aurora, and an increase in interest income earned on cash reserves. Offsetting the increases in other income were year over year increases in operating expenses such as stock-based compensation expense, property investigation costs, wages and benefits expense, investor relations and promotion expenses, office and general expenses, legal fees, listing and filing fees and accounting and audit fees.

Stock-based compensation expense for the year ended December 31, 2007 increased to $8,732,286 from $3,035,209 for the year ended December 31, 2006. Stock-based compensation expense is comprised of the fair value of stock options granted to employees, directors and consultants that vest in the period. The Company grants stock options with varying vesting terms ranging from immediate vesting to vesting over three years. The Company uses the Black-Scholes option pricing model to determine the fair value of options granted and recognizes the fair value of the option as an expense or addition to exploration properties and deferred exploration expenditures over the vesting term of the option. The large increase was directly attributable to approval by shareholders of new option grants at the May 2, 2007, annual general meeting in conjunction with approval of a new option plan. The grants occurred in February 2007, but the expense was not recognized until the options received shareholder approval in May 2007.

Property investigation costs increased to $2,439,782 in 2007 compared to $594,895 in 2006. The Company was actively investigating new projects, primarily in Turkey and Nevada and incurred costs exploring numerous properties in an attempt to identify new projects or companies for acquisition. The costs of this exploration are written off as property investigation costs until a specific property is acquired, after which exploration costs are capitalized.

Wages and benefits costs increased to $2,297,910 for the year ended December 31, 2007, from $1,424,237 in the same period in the prior year due to an increase in the overall number of employees after the acquisition of NewWest and expansion of activities in Turkey, a general increase in administrative salaries and an increase in year over year bonuses paid. Bonuses were determined in part based upon the year over year percentage change in daily average share price. Exploration staff salaries for work performed on a specific project are deferred to exploration properties and deferred exploration expenditures when incurred.

Investor relations, promotion and advertising expenses increased slightly over 2006 to $820,275 as compared to $705,306. The increase was primarily attributable to increased marketing activities following the NewWest acquisition, as the Company focused efforts to increase awareness of the gold component of its asset portfolio.

In July 2007, the Company received the final results of it exploration work on the San Pedro and Clara properties in Mexico. Due to unsatisfactory exploration results, the Company decided to halt further exploration of these properties and return the properties to Teck Cominco Limited. Accordingly, the Company wrote-off all deferred costs of these projects totalling $1,765,185. At the same time, the Company elected to discontinue the Agua Grande project in Mexico which resulted in additional write-downs. As a result, the Company is no longer active in Mexico.

Office and general expenses for the year ended December 31, 2007 were $597,004 as compared to $295,984 for the same period in the prior year. The increase in office costs is primarily attributable to increases in insurance costs and additional administrative costs associated with the acquisition of NewWest.

Legal fees increased to $345,851 for the year ended December 31, 2007 from $207,706 for the year ended December 31, 2006. The increase in legal fees period over period was due to legal costs of managing the Company's investment in Aurora and establishing clear corporate governance guidelines.

Listing and filing fees increased from $121,311 in 2006 to $220,560 in 2007 as a result of increased TSX annual listing fees and fees for listing shares reserved under the Company's employee stock option plan.

Accounting and audit fees increased to $297,802 in 2007 from $212,165 in 2006, primarily of increased costs to become SOX 404 compliant and fees paid to assist the Company with the increased accounting complexity of its operations.

The Company recognized a dilution gain of $43,039,000 for the year ended December 31, 2007 as compared to a dilution gain of $26,489,773 for the year ended December 31, 2006. The Company recognized a dilution gain when its interest in Aurora was reduced as Aurora issues additional shares. It represented the fair value of the Company's share of the consideration paid by new investors in Aurora, in excess of the amount that the carrying value of the Company's investment in Aurora was reduced. In 2007, Aurora raised gross funds of $111,672,000 by way of a bought deal financing at prices in excess of those raised in 2006, resulting in an increase in the dilution gain realized.

Interest income increased to $3,828,844 for the year ended December 31, 2007, compared to $1,309,550 for the same period in the prior year. The change was attributed to an increased overall cash balance in 2007, compared to 2006, and a slight increase in interest rates realized on its invested cash.

The Company recognized a mark-to-market loss on its derivative financial instruments of $168,113 for the year ended December 31, 2007, as compared to $nil for the year ended December 31, 2006. The Company treated the share purchase warrants it held in LAT as derivative financial instruments which were marked to market every reporting period, with changes in the fair value of the financial instrument recorded in the statement of operations. The Company also realized a loss on the sale of marketable securities of $366,143, compared to a mark to market gain on the same investments in 2006 of $117,639.

The Company also picked up its percentage of the operating loss of Aurora for the year ended December 31, 2007 which totaled $3,850,471

as compared to $6,974,120 for the year ended December 31, 2006. The difference primarily relating to decreased stock based compensation expense realized by Aurora.

Total assets at December 31, 2007, increased to $426,437,437 from $102,311,386 at December 31, 2006, primarily as a result of the NewWest acquisition (as further discussed below) and an equity financing which closed on March 15, 2007 and which raised gross proceeds of $66,345,500. In addition, for the year ended December 31, 2007, the company realized cash inflows from the exercise of warrants and options of $6,278,394, offset by cash exploration expenditures of $8,309,527 and cash outflows from operations of $3,371,807.

Acquisition of Newwest Gold Corporation

On September 24, 2007, the Company completed the acquisition of 100% of the issued and outstanding shares of NewWest on the basis of 0.26 shares of the Company for each share of NewWest. The transaction was accounted for as an acquisition of assets, and resulted in the Company acquiring 19 precious metals exploration properties primarily located in the state of Nevada of the United States.

Based upon the September 24, 2007, balance sheet of NewWest, the allocation of the purchase price, as finalized at September 30, 2008, is summarized in the table below:

Purchase price:	$
15,181,920 common shares of Fronteer	160,017,437
518,050 stock options of Fronteer	1,615,416
Acquisition costs	2,889,781
	164,522,634

Net assets acquired:	
Current assets	3,356,579
Other assets	2,353,343
Exploration properties and deferred exploration expenditures	212,052,383
Asset retirement obligations – current	(503,268)
Asset retirement obligations – long term	(746,450)
Other liabilities	(1,012,132)
Future income tax liability	(50,977,821)
	164,522,634

Financing Proceeds

In March 2007, the Company completed an overnight marketed prospectus offering, pursuant to which it issued 4,498,000 common shares (including overallotment) at a price of $14.75 per share, raising gross proceeds of $66,345,500. The use of proceeds as disclosed in the prospectus and the approximate actual expenditures are as follows:

	Disclosed Use of Proceeds	Approximate Actual Use of Proceeds
Search for and acquisition of mineral resource properties or companies holding such properties which meet the Company's acquisition criteria	$53,251,250	25,822,880
General corporate purposes	$4,000,000	$4,000,000

SIGNIFICANT EXPLORATION PROJECTS

Deferred exploration and acquisition expenditures, net of recoveries for the year ended December 31, 2008 and 2007 totalled $16,573,479 and $1,781,905 in the USA, $193,160 and $907,559 in Turkey, Nil and $480,827 in Mexico, and $96,996 and $5,246,273 in the Yukon, Canada, respectively.

For 2009, the Company has a global budget of approximately $19,400,000 including an exploration and development budget for all projects (net of joint venture contributions) of approximately $14,350,000 and general and administrative expenses but excluding Aurora. The Company experienced significant success at Long Canyon in 2008, and this project along with the surrounding EGB properties will be a major exploration focus in 2009. Other projects in Nevada will continue to be advanced either through option / Joint Venture deals (Sandman) or directly by the Company (Northumberland). Due to the size of the land package acquired as part of the NewWest transaction, the Company has yet to conduct thorough exploration on all properties and has ongoing plans to further evaluate the properties either directly or through joint ventures. The Company has assessed the carrying value of its exploration projects and future plans for the properties and has made adjustments to carrying values as required. See further discussion on the current global economic situation and its potential impact under "Liquidity" below.

Nevada, USA

The Northumberland Property
The Northumberland Property was the largest resource acquired as a result of the NewWest acquisition. Northumberland, owned 100% by the Company, is located in northern Nye County in central Nevada, approximately 250 miles east-southeast of Reno, Nevada. All known mineral deposits at Northumberland are located on fee lands (100% privately owned). The Property is comprised of approximately 38,000 acres of land, of which there are approximately 3,900 acres of patented mining claims, patented millsite claims, and fee lands, all of which are owned or controlled by the Company.

The potential to find additional new gold mineral resources at Northumberland is considered by the Company to be excellent, both within the deposit area and other portions of the large property holding. The possibility of high-grade gold mineralization within structurally controlled zones in areas of the deposits warrants careful evaluation and drill testing. There is also potential to discover additional mineralization in surrounding the deposit in geologic settings similar to the known resource. There are over 30 targets well beyond the limits of the existing mineral resources; however, few have ever been drilled.

In 2007, Northumberland was governed by the terms of a joint venture agreement between the Company and Newmont. Effective February 2008, the Company and Newmont entered into a new arrangement so that Newmont gained the right to acquire up to a 60% interest in the Sandman property (see further details below on the Sandman Property). The Company regained 100% control of Northumberland, while gaining access to Newmont's proprietary N2TEC flotation technology for any future processing of Northumberland ore. From 2004 through 2007, Newmont spent approximately US$8,700,000 exploring and advancing Northumberland.

The holding costs for the properties at Northumberland, include a per claim maintenance fee of US$125 payable annually to the Bureau of Land Management "(BLM)", plus related filing and recording fees, applicable to unpatented mining claims totalling US$261,250 per year. A portion of the claims at Northumberland are covered by a June 1991 lease agreement between the Company and a private party as lessor, with a term that extends as long as the Company pays the annual advance royalties of US$20,000 to the lessor. These payments are credited against a 4% Net Smelter Royalty ("NSR") from minerals produced from the claims. These claims are located outside of the known resource area. Less than 1% of the claims on which the Northumberland Property deposits are currently located is subject to an NSR of 1% payable to a third party lessors.

In 2008, the Company conducted an exploration and development drilling program to explore for additional shallow oxide mineralization adjacent to one of the historical pits, and to explore for additional high grade sulfide mineralization. The Company also drilled 6 metallurgical core holes and 2 water level monitoring wells. The 2008 program consisted of 27 drill holes totaling 17,642 feet of RC and 11,278 feet of core for a grand total of 28,920 feet.

As part of its ongoing project advancement, the Company continually conducts technical reviews of development options impacting Northumberland and on occasion will retain independent third party engineering and consulting firms to assist.

Currently, our review suggests that a potential development at Northumberland could combine open pit and underground mining. Processing of oxide material would likely include both crush and run-of-mine heap leach. Reviews of existing metallurgical tests suggest several processing alternatives for the sulfide ores, including N2TEC flotation combined with autoclave or roaster. The Company has determined that to optimize understanding of the processing requirements for Northumberland ore the Company may need to construct a decline to access the mineral resources for bulk sampling. No budget or timeline has yet been determined for this step of the program.

Total cash expenditure by the Company for 2008 was $5,471,099 as compared to a budget of $5,058,106. The Company completed additional metallurgical drilling, not originally planned for, resulting in the variance.

The Company believes joint venture partnerships lower execution risk and as such, Northumberland may be considered for joint venture with a well funded partner. Plans for 2009 at Northumberland are focused on regional target generation, prioritization and testing on lands surrounding the resource area, the design and implementation of a metallurgical program, and minor reclamation of past mining activity including pond relining and heap pad re-contouring. The budget for the 2009 program is still being developed but is expected to be a minimum of US$1,100,000.

Long Canyon Property

In 2006, Fronteer Development USA Inc. ("Fronteer US", formerly NewWest Gold USA Inc.) entered into a joint venture agreement for the Long Canyon Property with AuEx whereby the two parties combined their land positions in the Long Canyon area for respective initial interests of 51% and 49%. During Phase I of the project, Fronteer US was obligated, in order to retain its 51% interest in the project, to spend US$5,000,000 exploring the property by 2011. After completion of Phase I in September 2008, Fronteer US then declined to exercise its right to earn an additional 14% in the project, as the burden of solely funding the project through feasibility was considered unreasonable.

Since September 2008, the Long Canyon Property has been a participating joint venture operated by Fronteer US, with AuEx contributing its share of the project costs. AuEx has contributed approximately US$1,700,000 of the US$8,200,000 spent exploring the project since inception of the joint venture.

Exploration activities in 2008 outside of the previously defined mineralized zone included soil sampling; a surface gravity program; a 15-line IP /Resistivity program; a ground grid-based gravity survey; ridge and spur soil sampling and prospecting; and detailed geological mapping. A total of 24,629 metres were drilled in 174 RC and core holes. Total cash expenditures for the 2008 program were $6,901,865 compared to a budget of $6,816,292.

This work led to the development of a new geological model for the deposit that allowed the Company to better target where to drill. This resulted in greater exploration success leading to the first NI43-101 resource for Long Canyon, completed in March 2009. Details of the resource are as follows[2]:

Indicated			
Cutoff (g Au/t)	Tonnes	g Au/t	oz Au
0.30	**4,808,000**	**2.35**	**363,000**
0.50	3,691,000	2.94	349,000
1.00	2,496,000	4.01	322,000
1.50	1,975,000	4.75	302,000
3.00	1,272,000	6.19	253,000

The block-diluted resources are shown at additional cutoffs in order to provide grade-distribution information.

2 The mineral resources estimated was completed by MDA Associates Inc. ("MDA") and were modeled and estimated by evaluating the drill data statistically, utilizing three-dimensional lithologic solids provided by Fronteer to interpret mineral domains on cross sections spaced at 50-metre intervals throughout the extent of the Long Canyon mineralization, rectifying the mineral domain interpretations on cross sections spaced at 10-metre intervals, analyzing the modeled mineralization statistically to establish estimation parameters, and estimating gold grades by inverse-distance methods into a block model with 5 metre x 10 metre x 3 metre (vertical) blocks that were coded to the mineral domains by the 10-metre mineral domain polygons. All modeling of the diluted resources was performed using Gemcom Surpac® software. Quality-control data generated during the various drill programs conducted at Long Canyon were independently reviewed by MDA as part of the resource study. The person responsible for the resource estimate on behalf of MDA is Michael Gustin, P. Geo, and a Qualified Person as defined by National Instrument 43-101. Further details of the estimation procedure will be available in a NI43-101 technical report which is de to be filed by the Company on SEDAR at (http://www.sedar.com/), no later than 45-days from March 13, 2009, the date the Company first published the resource.

Inferred			
Cutoff (g Au/t)	Tonnes	g Au/t	oz Au
0.30	**8,780,000**	**1.63**	**459,000**
0.50	6,236,000	2.13	428,000
1.00	3,634,000	3.16	369,000
1.50	2,700,000	3.83	332,000
3.00	1,312,000	5.56	234,000

The block-diluted resources are shown at additional cutoffs in order to provide grade-distribution information.

Since initial drilling in 2000, and renewed drilling in 2005 to present, 231 drill holes have been completed for a total of 111,130 feet or 33,900 metres of drilling. Drill depths range from 30 metres to 270 metres and the average is 147 metres for the 231 drill holes. There are 170 RC drill holes for 26,571 metres, and 61 core holes for 7329 metres. Drilling is nominally on a 50 metre spaced grid, with lines oriented NW-SE.

The holding costs for Long Canyon include a per claim maintenance fee of US$125 payable annually to the BLM, plus related filing and recording fees, applicable to unpatented mining claims, totaling US$60,006 per year. Approximately 340 of the 438 claims at Long Canyon claims are subject to a 3% NSR. The fee lands held at Long Canyon have minimal holding costs.

The Company has acquired all of the state and federal regulatory approvals and permits required for the 2009 exploration program. The Plan of Operations, which the BLM approved last September, authorizes road building and drilling on the federal mining claims. The Company is in the process of satisfying a permit condition in the Plan of Operations to drill a supplemental water production well for the cities of Wendover, Utah and West Wendover, Nevada to address the cities' concerns about potential impacts from exploration drilling to the nearby Johnson Springs, one of the cities' water sources. The Company has worked closely with the cities to identify three targets in the Northern Goshute Valley, roughly 10 miles southeast of Long Canyon, for the supplemental well. A hydrogeologic investigation is in progress to select the best location for the supplemental well. Once the supplemental well is completed, drilling activities can proceed beneath the elevation of the spring which will allow the Company to test mineral targets at depth and obtain information about the groundwater characteristics of the deposit. In addition to working together on the supplemental well, the Company and the cities have entered into a conceptual Memorandum of Understanding (MOU) to work together to establish a mutually beneficial public sector-private sector working relationship to characterize and develop ground water resources to support future municipal growth and mineral development. Recognizing the importance of these key stakeholders, the Company is looking forward to finalizing the MOU and initiating the hydrologic activities described in the MOU.

The Company recently submitted an application to the Nevada Division of Environmental Protection (NDEP) to expand the drilling activities on the Company's private mineral lands. Once this permit is approved, the Company will be able to conduct close-spaced drilling to support additional resource definition and to extend the road network and drilling effort to the northeast to test for additional mineralization along the strike of the identified mineralized zones. The Company anticipates that NDEP will approve this permit in the very near future.

The Company has successfully negotiated a water use agreement with a nearby landowner to support the exploration activities for the next five years. This agreement also allows the Company to lease land for the purpose of establishing a field headquarters to support the Long Canyon Project.

Plans for 2009 include a US$14,100,000 exploration and development program. This program expects to include 29,520 feet (9000 metres) of core drilling, 86,590 feet (26,400 metres) of RC drilling, ongoing geological mapping, further rock/soil/road cut sampling and continued efforts on refining the geological model and the potential controls on the mineralization. The drilling program will be a combination of resource definition and expansion, and exploration. In addition, the proposed 2009 budget and program includes a significant engineering, metallurgical, land, legal, and communications programs.

Metallurgical and engineering studies are proposed, which may include metallurgical testing, hydrology testing and engineering, geotechnical investigations.

Sandman Property

The Sandman Property currently includes a group of four closely spaced oxide gold deposits that are near surface and potentially amenable to open pit mining, with the potential for resource and exploration upside. As a result of a new deal structure with Newmont on the property (as further discussed below), the Company will have potential near-term production funded and operated by one of the world's largest gold mining companies. In turn, Newmont is provided quick access to potentially low-cost gold production and reserve replenishment from a project that has good synergies with its nearby infrastructure.

The Sandman Property is located approximately 13 miles west of the town of Winnemucca, Nevada and consists of 624 unpatented lode mining claims owned by the Company and approximately 6,720 acres of fee lands, which were subleased from Newmont beginning in September 1997, for a total of approximately 19,200 acres.

In June 2008 the Company and Newmont signed an option and joint venture agreement whereby Newmont may earn an initial 51% interest in Sandman within 36 months by spending a minimum US$14,000,000 on exploration, making a production decision supported by a bankable feasibility study, reporting reserves, making a commitment to fund and construct a mine, advancing the necessary permits, and contributing adjacent mineral interest to the joint venture. Newmont may earn an additional 9% interest in Sandman by spending a further US$9,000,000 on development. The Company retains a 2% NSR on production of the first 310,000 ounces at Sandman. The Company can also elect to have Newmont arrange financing for up to 40% of development costs. As a result of the Sandman Agreement, future exploration, development, and feasibility studies will be managed by Newmont as operator, unless Newmont does not elect to earn its interest. While Newmont advances Sandman toward a production decision, Fronteer can focus its efforts on advancing its other projects.

Exploration on the Sandman Property was initiated in February 2008, by Newmont (see discussion of the Newmont agreement below) to continue advancing and exploring the Sandman Property. The project had a 2008 budget of US$3,000,000 to be partitioned as US$2,000,000 to development drilling on primarily the Southeast Pediment and Silica

Ridge Resource areas and US$1,000,000 in exploration. Newmont spent a total of US$3,440,740 on the project in 2008, while the Company incurred $1,106,696 in 2008, prior to signing of the Letter of Intent ("LOI"), on a small seven hole drill program, gravity survey and GAR-SP survey. The Newmont exploration program included comprehensive airborne and ground geophysics as well as geology, rock and soil geochemistry to fill in areas and expand upon historical work of the Company and Fronteer US,. In addition, Newmont completed a total of 37 diamond drill core holes. These were distributed as 34 holes totaling 2,546 metres at Southeast Pediment and 3 holes totaling 290 metres at Silica Ridge.

Newmont's 2009 budget for the Sandman Property is US$5,000,000. Drilling commenced in mid-January 2009 and Newmont has completed 30 holes to the end of February for approximately 7,000 feet to date. Also planned for the 2009 program are various ground water flow tests and water sampling from existing and to-be-completed water test wells/drill holes. This work will include evaluation of potential production water well sites.

The annual payments required to the BLM and county for Sandman and nearby smaller property called the 10-mile Property total approximately US$96,399, which includes an annual US$125 per claim maintenance fee, plus related filing and recording fees, applicable to the Company's unpatented mining claims. Under a sublease from Newmont, the Company was required to pay annual advance royalty payments of approximately, US$67,200 from 2008 through 2012, and US$134,400 starting in 2013. The Newmont sublease has a primary term of 10 years, and may be extended for an additional 10 years by payment of annual advance royalties. Under a separate lease for the Ten Mile Property, the Company is required to make annual lease payments of US$24,000 reducing to US$20,000 in 2009 through 2014. As a result of an agreement with Newmont, these lease payments and annual BLM and county fees will be paid by Newmont. Sandman is also subject to NSR's on several of its mineral claims ranging from 1% to 6%.

A portion of the fee lands, which are subleased from Newmont, and 114 unpatented claims, are subject to a NSR of 1% on the first 200,000 ounces of gold produced from the Sandman Property and 5% on any ounces of gold produced in excess of 300,000. Those same properties are subject to a NSR of 3% (to be off-set by third party royalties, if any, but not less than 1%) payable to a subsidiary of the Company.

Eastern Great Basin Properties - KB, Tug, Gollaher Mountain and Loomis Mountain

The EGB Properties consist of an extensive area of mineral rights across a broad region (approximately 400,000 acres), and include Long Canyon and three other gold exploration projects.

The EGB Properties are located in northeastern Nevada and northwestern Utah and consist of over 400,000 acres of fee lands on which the Company owns between 25% and 100% of the mineral interest, approximately 3,500 acres in unpatented mining claims, 1,900 acres of Utah state mineral leases, approximately 3,800 acres of leased fee lands on which a third party lessor owns a 61.76% interest in the mineral estate and approximately 8,200 acres of unpatented claims held by virtue of a joint venture with AuEx for the Long Canyon Property.

The Company's EGB Properties portfolio covers a vast region of underexplored property in northeastern Nevada and northwestern Utah.

The EGB Properties consist of fee lands on which the Company owns between 25% and 100% of the mineral interest, unpatented mining claims, state mineral leases and leased fee lands. The most advanced of the EGB Properties, after Long Canyon, are the Tug and KB projects.

The holding costs for the EGB Projects include a per claim maintenance fee of US$125 payable annually to the BLM, plus related filing and recording fees, applicable to unpatented mining claims, but the fee lands have minimal holding costs and the lease lands have variable leasing costs. Approximately 3,800 acres of fee lands which comprise a portion of the EGB projects are covered by an August 2001 mining lease with a third party lessor who owns a 61.76% interest in the mineral estate. That mining lease has a term running through August of 2021 and so long thereafter as the Company is engaged in exploration, development, mining or processing operations on the lands covered by the lease. The lease requires the payment of an annual advance royalty of US$15,000 to the lessor. An aggregate of approximately 1,900 acres of state-owned land which comprise a portion of the EGB projects are covered by three separate leases for metalliferous minerals with the State of Utah at an annual cost of US$4,433. A final lease requires payments at an annual cost of $4,000 until 2016. The TUG/KB and other claims in the EGB are subject to royalties ranging from 0.625% - 5%. The annual holding costs payable to the BLM and various counties for the EGB projects total US$30,348.

Drilling commenced at KB in August 2008 with a total of five holes completed and with encouraging oxide gold mineralization intersected. Mapping and geological sampling were conducted at the remaining EGB projects. A total of $818,416 was spent at KB in 2008 compared to a 2008 budget of $792,219.

The Company has planned an approximate US$1,450,000 generative exploration budget on its EGB land package and surrounding area in 2009. The Company will also consider joint venture opportunities to leverage the upside of this huge mineral estate.

Zaca Property

The Zaca Property contains a large mineral system, a well defined gold-silver mineral resource and potential for discovery of additional surface and underground-mineable deposits. The Zaca Property includes the Zaca deposit and several exploration targets.

The Zaca Property is located in Alpine County, California, approximately 70 miles south of Reno, Nevada, approximately 15 miles west from the Nevada border. The Zaca Property consists of 182 unpatented lode mining claims covering approximately 3,000 acres and four patented mining claims covering 153 acres. The Company holds the Zaca Property as the assignee of a lease agreement.

The United States Forest Service ("USFS") conducted a Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA") "non-time critical removal (remediation) action" at the Zaca Property under its Interdepartmental Abandoned Mine Lands Watershed Cleanup Initiative for an estimated cost of between US$1,500,000 to US$2,000,000. The focus of the cleanup efforts was on relatively low-volume acid mine drainage from historic mine tunnels and tailings on land at the Zaca Property, all of which pre-date Fronteer US's acquisition

of a leasehold interest in the property. The Company believes as a result of discussions with the USFS, that it will not be held responsible for the cost of the USFS response actions on the Zaca property that are the result of historic mining and exploration activities predating the Company's leasehold interest in the property, however, there is no assurance that the USFS will not ask the Company to reimburse them for this work. To date, no liability has been recorded in the Company's financial statements as the Company believes the probability of it having to reimburse the USFS to be low.

There is a 5% NSR payable to arm's length parties on certain of the Zaca claims. The annual holding costs payable to the BLM and applicable counties for the Zaca Property is approximately US$22,853. The Company incurred costs of $67,621 at Zaca in 2008.

Minimal activity at Zaca is planned for 2009, as the Company focuses its efforts on the Long Canyon Property. The budget for Zaca for 2009 is approximately US$30,000. The Company believes the Zaca Property has significant exploration upside and does plan to initiate further studies of the known mineral resource and regional exploration at the Zaca Property commencing in 2010.

Carlin-Cortez Trends Properties

The Carlin-Cortez Trends Properties encompass a large land position of roughly 138,000 acres located in Humboldt, Eureka, Elko and Lander Counties in north central Nevada, primarily to the north of the towns of Carlin and Battle Mountain. The Company's major project areas within the Carlin-Cortez Trends area are Rock Creek and several projects in the northern Carlin Trend. The land position at the Carlin-Cortez Trends Properties consists principally of the Company's privately owned property, on the majority of which it owns 100% of the mineral rights. The land position also includes 99 unpatented mining claims. The property is a patchwork of the Company's private lands interspersed with blocks of federal land and private lands held by other parties.

The holding costs for the Carlin-Cortez Trends Properties include a US$125 per claim maintenance fee payable annually to the BLM, plus related filing and recording fees applicable to the Company's unpatented mining claims totalling approximately US$30,505. The Company also is required to make annual lease payments to arm's length lessors totalling approximately US$55,000.

Of the 99 unpatented claims comprising a portion of the Carlin-Cortez Trends Properties, 82 are subject to a 0.5% NSR, and 42 are subject to an additional sliding-scale NSR ranging from 4% (when the price of gold is less than $700 per ounce) to 7.75% (when the price of gold is greater than $1,000 per ounce).

The Company spent approximately $1,990,042 in 2008, to complete a combination of core and RC drilling to test targets at the Goldsage and SW Antelope Creek targets. The results of this program were not positive and therefore the costs of this program were written off. The Company is focusing its efforts on the Long Canyon Property in 2009. As a result, the Carlin-Cortez Trend Properties will undergo minimal work in 2009, with a planned review and compilation of existing geological data. The budget for 2009 is approximately US$154,715. This land package has numerous exploration targets that the Company plans to investigate in further detail commencing in 2010. The Company is also open to joint venture possibilities for the land holding.

Granite Property

In April 2008, the Company entered into a lease for the Granite Property in Nevada, USA. In 2008, the Company completed an IP/Resistivity survey (approx. 16 line kilometres) over the property. The Company commenced drilling targets identified from the survey in 2009 and quickly determined that the drilling results were negative. Accordingly, at December 31, 2008, the Company wrote-off the costs incurred on the property totalling $114,073, and has terminated the lease.

Turkey

Agi Dagi, Kirazli, Halilaga and other Turkish property interests

In 2007, Teck Cominco Ltd.'s Turkish subsidiary ("TCAM") notified the Company that it had completed its earn back expenditures on the new mineral district comprising the Kirazli and Agi Dagi gold projects and the Halilaga copper-gold porphyry.

TCAM and Fronteer currently operate each of the projects as a 60% / 40% basis through three separate Turkish companies. A fourth company, also owned 40% by Fronteer with the remainder held by TCAM, holds other residual mineral properties in the Biga area. These investments are accounted for by the Company using the equity method.

The Company is obligated to pay to TCAM, within 60 days following commencement of commercial production, a production bonus of US$10 per ounce for every ounce produced from within the originally defined Agi Dagi and Kirazli gold resource areas, up to a maximum of 600,000 ounces and 250,000 ounces, respectively. Agi Dagi is also subject to a 2% NSR owing to an arm's length party.

The Company is not anticipating TCAM to propose significant budgets for Agi Dagi or Kirazli in 2009. As operator TCAM may put the projects on care and maintenance, or may put its share of the projects up for sale. If TCAM puts the projects up for sale, depending upon pricing considerations, the Company may decide to sell its 40% interest in the projects at the same time.

Halilaga

The property consists of 7,230 hectares of mineral tenure in 15 tenements.

The Halilaga Property is a large mineralized system containing porphyry-related high-sulphidation style gold and copper-gold mineralization. The key feature of the property is an 8 kilometres long arcuate magnetic high anomaly with coincident gold/copper in soil/rock anomalies and I.P. resistivity anomalies. This magnetic feature is host to the Kestane Porphyry deposit (an outcropping mineralized Cu-Au porphyry identified by Fronteer geologists in 2005 following up on surface soil anomalies), along with the Bakirlik, Kumlugedik, Kunk Tepe, and Madendere targets.

TCAM may elect to earn an additional 10% interest in Halilaga by completing a final feasibility study by 2013, and arranging project financing. TCAM has been granted an extension to December 31, 2009 on its election whether to earn an additional 10% interest in the copper-gold property, in exchange for TCAM solely funding a 5,000 metre drill program at Halilaga in 2009. In 2008, TCAM was unable to drill the main Kestane zone at Halilaga because of permitting delays and was therefore unable to meet its expenditure commitment for 2008.

During the year ended December 31, 2008, TCAM drilled the Kumlugedik Tepe and Bakirlik Tepe geochemical/geophysical targets at Halilaga, which fell on a separate exploration license, approximately four kilometres southeast of the Kestane zone. Widely spaced regional drilling intersected encouraging new copper-gold mineralization. A total of 13 holes (2,842 metres) were drilled by TCAM in 2008. For the year ended December 31, 2008, TCAM spent approximately $813,371 at Halilaga.

The Company is awaiting TCAM's final plans for activity at Halilaga in 2009. Draft budgets call for a $2,000,000 exploration program, solely funded by TCAM. Fronteer has been advised by TCAM that it anticipates receiving the necessary permits to begin drilling the Kestane Zone at Halilaga, in April - May 2009.

Agi Dagi

The Agi Dagi Property is a large high sulphidation epithermal gold system.

The Agi Dagi Property is located about 50 kilometres southeast of Çanakkale near the town of Çan on the Biga Peninsula of Northwestern Turkey. It is situated on a 5 kilometre long, NE trending topographic high and is accessible by a forestry road from the village of Sogultalan.

The Agi Dagi Property currently consists of 13,365 hectares of mineral tenure under 16 licenses. Two specific licenses, AR-81309 and AR-84287, reached their five year anniversaries as exploration licenses on April 19, 2007 and Nov 19, 2007 respectively and applications were submitted to the Bureau of Mines in 2007 by TCAM to convert them to operational licenses. These licenses do not affect the resource areas which have already been converted to operation licenses. They affect the southern half of a new discovery called Caymurt, 3 km to the south of the Agi Dagi mineral resource.

An exploration program totaling approximately US$438,378 occurred in 2008, which included extensive community relations work, soil sampling, an IP survey and 3,200 metres of drilling designed to test for porphyry style mineralization on the southeastern margin of the Baba Zone and test the new Camyurt high sulphidation target. Drilling at Camyurt intersected an important new zone of near-surface, oxide gold mineralization. This gold bearing zone, located approximately three kilometres southeast of the Agi Dagi resource areas, is approximately 1,500 metres long and up to 400 metres wide, based on surface sampling. Only 700 metres of this zone have been drill tested.

The Company was responsible for the balance of the Company's 40% share of the 2008 exploration costs not otherwise funded from VAT refunds.

TCAM presented a care and maintenance budget for Agi Dagi of $258,000 for 2009, reflective of the financial difficulties of Teck Cominco Ltd. in the current global economic climate.

Kirazli

The Kirazli Property consists of a resource area characterized by excellent near-surface gold and silver grades and significant high-grade expansion potential.

The Kirazli Property is located in Çanakkale Province on the Biga Peninsula of Northwestern Turkey. The property covers a prominent northwest trending ridge with 500 metres of relief and is accessible by a 3 kilometres dirt road from the village of Kirazli which is in turn is located 40 kilometres south of the regional capital of Çanakkale.

The Kirazli Gold Property currently consists of 3,030.79 hectares of mineral tenure under three licenses covering a prominent northwest trending ridge with 500 metres of relief. Two specific licenses, AR-84716 and AR-80722, reached their five year anniversaries as exploration licenses on Nov 26, 2007 and Mar 14, 2007 respectively and applications were submitted to the Bureau of Mines in 2007 by TCAM to convert them to operational licenses. Based on recent communications between TCAM and the Bureau of Mines, the approval of these licenses is expected to come in the second quarter of 2009. Once this license conversion is complete, TCAM will then apply for new forestry permits to carry out its planned 2009 exploration programs on these and the remaining license.

At Kirazli, the joint venture spent a total of US$229,836 for 2008, as compared to a budget of US$598,250. In 2008, TCAM was unable to drill at Kirazli because of permitting delays.

TCAM presented a care and maintenance budget for Kirazli of $164,000 for 2009, reflective of the financial difficulties of Teck Cominco Ltd. in the current global economic climate.

Other Designated Properties – Pirentepe, Dedidagi and TV Tower
During 2008, TCAM earned a 60% interest in each of the Dedidagi and TV Tower properties. The Company and TCAM also agreed to transfer the Pirentepe licenses to the Halilaga project in exchange for TCAM funding a US$30,000 property payment due in December 2008. As a result, TCAM was deemed to have completed its expenditure requirement at Pirentepe and now has a 60% interest in these mineral licenses. TCAM had spent approximately US$1,600,000 on Pirentepe, prior to the transfer. TCAM has presented a care and maintenance budget for these properties totaling $94,000, reflecting the difficult financial conditions encountered by Teck Cominco Ltd., in this global economic climate.

Biga Area of Interest ("AOI") and Other areas of Turkey
During 2008, the Company and TCAM jointly explored the Biga AOI which was defined in the earlier agreements between TCAM and the Company. No additional projects were identified through this effort, and as a result, the joint exploration effort in the remainder of the AOI was terminated. The Company and TCAM are now free to explore the AOI with no further obligation to share data or projects unless a project is identified within one of the individual project area of interest boundaries. During 2008, the Company spent a total of $17,265 exploring the AOI, the costs of which was expensed as project generation.

The Company has written-off all exploration costs incurred on the Samli property, due to unfavourable exploration results.

The Company also incurred $158,213 on the acquisition and exploration of the Ispir Property, located in the Pontic Mountains of Northern Turkey, in 2008. Further exploration plans for Ispir are currently being developed.

Investment in Aurora Energy Resources Inc. – 92.1%
The Company currently owns approximately 92.1% (December 31, 2008 – 42%) of Aurora, which owns uranium assets in the Central Mineral Belt ("CMB") of Labrador ("CMB Uranium Property").

At December 31, 2008, the quoted market value of the Company's investment in Aurora was $55,705,205, compared to the Company's carrying value of $74,945,577 or $2.42 per Aurora Share. The Company has not written down the carrying value of its investment in Aurora as it does not believe that the decline in value is anything other than a temporary decline (subsequent to year-end, the quoted market value of the Company's investment in Aurora was again greater than carrying value). The Company believes that the decline in Aurora value below carrying value was a direct result of general global economic conditions and does not reflect the true value of the CMB Uranium Property. Although the Nunatsiavut government announced a three year moratorium on uranium mining in April 2008, uranium exploration continues to be permitted. The moratorium was designed to provide the Nunatsiavut Government with the opportunity to enact environmental assessment legislation and to formulate the Land Use Plan required by the Labrador Inuit Land Claims Agreement. The Nunatsiavut Government has stated they plan to review the moratorium by March 31, 2011. Management believes that the Nunatsiavut government looks favourably on economic development on its lands and has been vocal in their support for mining projects. Aurora's stated strategy, while the moratorium is in place, is to continue to build community support for the project and advance environmental and engineering studies, in order to best position the company for the future.

The following update on the activities of Aurora is taken from the Aurora Management Discussion and Analysis for the year ended December 31, 2008 available on SEDAR at www.sedar.com. Fronteer has not verified the accuracy of this material. As a result of Fronteer acquiring control of Aurora, Fronteer has yet to make a determination whether there will be significant changes to the activity proposed in 2009 by Aurora, in the excerpt below.

Aurora began the year with a plan to drill 50,000 meters. This plan was revised in April, 2008 in response to the decision of the Nunatsiavut Government to place a moratorium on mining and milling of uranium within Nunatsiavut but provided for continued activity to fulfill its contractual and financial obligations for 2008. This included drill contract minimum meterage and flow through financing commitments.

The 2008 exploration program was primarily focused on infill-drilling of the Michelin and Jacques Lake deposits and was based from a camp at each site. The 2008 exploration program was completed to advance the conversion of Inferred and Indicated Mineral Resource categories to Indicated and Measured Mineral Resource categories. A prospecting program followed the drilling program and it was designed to access previously untested geophysical and geochemical anomalies and to advance exploration targets to develop future drill targets in the search for other deposits within the CMB.

Exploration expenditures for fiscal 2008 totaled $17,240,983, most of which occurred on licenses which host the Michelin and Jacques Lake deposits. During 2008, $7,287,191 was spent on the Michelin Deposit which resulted in 15,422 metres of drilling, and $5,526,035 was spent on the Jacques Lake deposit and that resulted in 10,152 metres of drilling.

On January 12, 2009, Aurora announced its exploration program for the Project area for 2009, primarily involving the exploration of licenses which are currently under bond to the Government of Newfoundland and Labrador. Aurora has an obligation to incur expenditures on staked licenses or post requisite bonds. Accordingly, as at December 31, 2008, $1,450,000 was posted as bonds by Aurora, in lieu of the required expenditures until the required expenditures are met. The exact nature of the 2009 exploration program for the CMB Uranium Property has not been developed but is not expected to include drilling. Upon completion of the exploration program and assuming retrieval of the bonds, Aurora will be able to maintain its mineral tenure for up to nine years without further expenditures on these license areas.

The focus of the mining development work in 2008 by Aurora has been to develop several mine options to: (i) determine the optimal mill feed rate; (ii) determine the uranium price sensitivity in the open pit; (iii) undertake an underground haulage trade-off study; and (iv) investigate several production blends from the different deposits to optimize the project's economic performance.

The 2008 metallurgical test program was devised to prove the metallurgical design through pilot plant testing, assess the response of various ore types to the selected flow sheet and to assess the applicability of heap leaching ore to recover uranium. The work has primarily been undertaken by SGS Mineral Laboratories ("SGS") in Lakefield, Ontario under the supervision and direction of Metallurgical Consultant, John Goode.

Small infrastructure studies were completed in 2008 including: (i) an update on the hydro power costs for 2008; (ii) a report on alternate site access options to assess the options available to the project; and (iii) permanent camp concepts to provide a decision matrix to evaluate whether camp facilities should be sited at the main project site or at a more remote area. The last item would summarize lessons learned from similar camp developments and provide provisional design concepts and principles.

Golder Associates Inc. ("Golder") was contracted to conduct geotechnical, geochemical and hydrology studies for the project. The studies used the principles of earth science and engineering to characterize the rock mechanics and underground geometrics for ultimate pit slope design and underground mine workings. The data was collected by sampling soil, rock and groundwater in and around the proposed mine deposit. The work in 2008 included:

- rock geochemistry baseline sampling and characterization (testing for acid rock drainage and metal leaching potential) for Michelin and Jacques Lake samples. Whole rock analysis, trace metal analysis and acid base accounting have been carried out on a large number of ore and waste rock samples;

- physical characterization of the rock types for open pit and underground mine geotechnical design input;

- mine waste management (tailings) concept and site selection study for the area around the project site. This is currently underway and is anticipated to be completed in 2009;

- installation of a number of Piezometers to assist in ground-water sampling; and

- packer tests on the geotechnical drill holes, which confirmed that the rock in the project area has a low permeability.

For 2009, Aurora has the following development plans for the CMB Uranium Property:
- Continued metallurgical testing. The focus of the work in 2009 will be to evaluate the amenability of the project samples to a heap leaching process;

- Process refinements and basic mill design. This work package is expected to finalize the process design criteria for the mill and start the preliminary mill design process. This work will be directed by John Goode and Associates; and

- In 2008, environmental baseline work on the CMB Property was undertaken by Senes Consultants Limited ("Senes"), Golder, Sikumiut Environmental Management Ltd. ("Sikumiut"), and Minaskuat Limited Partnership Inc. ("Minaskuat"). Baseline work was undertaken as follows: (i) air quality monitoring by Senes; (ii) marine-water and freshwater and sediment quality, as well as fish and bathymetry, by Sikumiut; (iii) ecological land classification and wildlife and vegetation by Minaskuat; and (iv) stream flow measurements by Golder.

Senes, Golder and Sikumiut were also engaged to undertake a Tailings Options Study. The study involves identifying a long list of possible tailings management options in the vicinity of the proposed project. These options will then be evaluated using a matrix technique known as "multiple accounts analysis" to provide a measure of the relative technical, environmental and economic merits of each of the options. Multiple accounts analysis has become commonly used by many companies in the evaluation of tailings options in the past. It is anticipated that this technique will result in a short list of acceptable options. The short list will be used in consultations with interested communities in Labrador in 2009.

Community outreach has continued to be a priority for Aurora throughout 2008. Selection of members for the Michelin Project Community Panel, announced in June 2008, is complete. Planning has continued on the development of a program to help build and maintain education, training and employment opportunities for residents of coastal Labrador. To date Aurora has held community information sessions on mining and milling and open houses on employment and training in all communities in Nunatsiavut, Happy Valley-Goose Bay, and North West River. A mining and milling presentation was also given to Nunatsiavut beneficiaries in St John's.

Baker Lake Property – Nunavut

As the operator of the Baker Lake Property, Aurora initiated a short exploration program in October 2008 to gather as much relevant field information as possible to facilitate the 2009 exploration program design. This program was complete by the end of October 2008. As at December 31, 2008, Aurora had spent $1,940,040 on the Baker Lake Property.

The 2008 exploration program on the Baker Lake Property included the completion of airborne magnetic, radiometric and electromagnetic surveys, ground geophysics, drilling and geochemical sampling. All activities were based out of the town of Baker Lake approximately 60 km northwest of the property. The airborne survey was completed by Fugro Airborne and included most of the project area at a spacing of 150 m with a total distance of 7,100 km. The results of the survey were received in December of 2008 with interpretation of the results expected in the second quarter 2009. A ground geophysical survey was completed over the Lucky 7, Niner and the 7-one zones by Aurora Geosciences Ltd. with a total of 435 kilometres with 50 metres spacing. A report was received in late 2008 with interpretation of the results expected to be completed in the second quarter of 2009. The Corporation completed 603 m of drilling on the Lucky 7 prospect in two holes designed to test the up and down dip extent of the best mineralized hole drilled in 2007. The geochemical sampling program was carried out on existing mineralized and altered core in an attempt to geochemically characterize the mineralization and alteration systems.

In order to maintain its rights under the property option agreement in respect of the Baker Lake Property, Aurora must spend $3,000,000 within the first year of the agreement. This requires expenditures of approximately $1,060,000 for summer 2009.

Aurora's net loss for the year ended December 31, 2008 was $4,054,639 or $0.06 per share, as compared to a net loss of $7,414,906, or $0.11 per share, for the same period in the prior year. The Corporation's net loss for 2008 consists primarily of the following expenses: wages and benefits; stock-based compensation; office and general; investor relations; promotion and advertising; consulting services; non income tax, listing and filing fees; and various professional fees offset by interest income. An increase in interest income, office costs, consulting fees, rent and audit and accounting fees was offset by a decrease in stock based compensation expense and investor relations promotion and advertising in 2008 as compared to 2007.

Yukon, Canada

In January 2006, the Company (80%) and Rimfire Minerals Corporation ("Rimfire") (20%) acquired a 100% interest in mineral claims and a data set on the claims located in the Wernecke Mountains of Canada's Yukon Territory. The original vendors retain a 2% NSR. The Company actively worked the project in 2006 and 2007, with encouraging exploration success; however, due to the high cost of exploration on the project and a focus on the Company's Nevada projects, the Company has no further plans to conduct further work on the project. As a result, the Company has written off a total of $8,176,992 in deferred exploration costs for the project during the year.

SCIENTIFIC AND TECHNICAL DISCLOSURE

All scientific and technical disclosure on the property interests of the Company set forth above has been prepared under the supervision of and verified by Ian Cunningham-Dunlop, Vice president, Exploration of Fronteer, a "qualified person" within the meaning of NI 43-101.

Health Safety and Environment

The Company places a great emphasis on providing a safe and secure working environment for all of its employees and protecting the environment. During the year ended December 31, 2008, there were no lost time accidents or significant environmental incidents at any of the Company's operations.

SUMMARY OF QUARTERLY RESULTS

The following information is derived from the Company's quarterly consolidated financial statements for the past eight quarters, along with an explanation for the significant items resulting in variances from quarter to quarter:

		Dec 2008		Sept 2008		June 2008		Mar 2008
Income (loss) before discontinued operations	$	(19,039,274)	$	(5,086,188)	$	(1,360,015)	$	(6,223,413)
Basic earnings (loss) per share before discontinued operations	$	(0.23)	$	(0.06)	$	(0.02)	$	(0.07)
Diluted earnings (loss) per share before discontinued operations	$	(0.23)	$	(0.06)	$	(0.02)	$	(0.07)
Net earnings (loss) for the period	$	(19,039,274)	$	(5,086,188)	$	(1,360,015)	$	(6,223,413)
Basic earnings (loss) per share for the period	$	(0.23)	$	(0.06)	$	(0.02)	$	(0.07)
Diluted earnings (loss) per share for the period	$	(0.23)	$	(0.06)	$	(0.02)	$	(0.07)

		Dec 2007		Sept 2007		June 2007		Mar 2007
Income (loss) before discontinued operations	$	34,873,816	$	(3,868,201)	$	(9,488,197)	$	(1,142,677)
Basic earnings (loss) per share before discontinued operations	$	0.51	$	(0.06)	$	(0.14)	$	(0.02)
Diluted earnings (loss) per share before discontinued operations	$	0.50	$	(0.06)	$	(0.14)	$	(0.02)
Net earnings (loss) for the period	$	34,873,816	$	(3,868,201)	$	(9,488,197)	$	(1,142,677)
Basic earnings (loss) per share for the period	$	0.51	$	(0.06)	$	(0.14)	$	(0.02)
Diluted earnings (loss) per share for the period	$	0.50	$	(0.06)	$	(0.14)	$	(0.02)

For the three months ended December 31, 2008, the Company wrote-off exploration expenditures totaling $8,738,473, primarily relating to its Wernecke Properties in the Yukon, Canada and recorded a stock-based compensation expense (non-cash expense) of $601,496. The Company also recognized a foreign exchange loss on the strengthening of the US dollar during the quarter of $9,267,785, which arose mainly on the revaluation of its future income tax liability. The Company also recorded a future income tax recovery of $2,656,001.

For the three months ended September 30, 2008, the Company recorded a stock-based compensation expense (non-cash expense) of $705,153. The Company also recognized a foreign exchange loss of $1,545,538, which arose mainly on the revaluation of its future income tax liability. The Company also recorded a future income tax recovery of $530,546 and wrote-off exploration expenditures totaling $1,556,087, primarily relating to its Antelope Creek property.

For the three months ended June 30, 2008, the Company recorded a stock-based compensation expense (non-cash expense) of $618,193. The Company also recognized a foreign exchange gain of $719,008, which arose mainly on the revaluation of its future income tax liability. The Company also recorded a future income tax recovery of $627,658.

For the three months ended March 31, 2008, the Company recorded a stock-based compensation expense (non-cash expense) of $4,063,294. The Company also recognized a foreign exchange loss of $1,621,421, which arose mainly on the revaluation of its future income tax liability. The Company also recorded a gain on sale of its investment in LAT of $1,768,235.

For the three months ended December 31, 2007, the Company recorded a dilution gain of $42,248,674 on the reduction of its ownership in Aurora from 46.77% to 42.31% as a result of a bought deal financing by Aurora which raised gross proceeds of $111,672,600. The Company also realized its share of Aurora's net loss for the period of $520,427.

For the three months ended September 30, 2007, the Company recorded stock-based compensation of $1,137,562. The Company also recognized its share of Aurora's operating loss amounting to $644,478 offset by a dilution gain of $16,017. Also the Company recognized a loss in the change in fair value of its financial instruments of $989,634 due to the depreciation of the market price of LAT.

For the three months ended June 30, 2007, the Company recorded stock-based compensation expense of $6,749,642, which reflected the shareholder approval of the Company's new stock option plan and approval of prior period stock option grants. The Company also recognized its share of Aurora's operating loss amounting to $1,293,576 offset by a dilution gain of $275,521. Also the Company wrote-off all deferred exploration costs related to its Mexican properties, which amounted to $1,788,851.

For the three months ended March 31, 2007, the Company recognized its share of Aurora's operating loss amounting to $1,391,989 offset partly by a dilution gain of $498,787. The Company also recorded a mark-to-market gain on its derivative financial instruments of $653,421, which was also partly offset by a loss on sale of marketable securities of $366,143. The mark-to-market gain and the loss on marketable securities arose as a result of a new accounting policy adopted by the Company in January 2007 with prospective treatment.

LIQUIDITY

The Company currently has no operating revenues other than interest income and relies primarily on equity financing as well as the exercise of options to fund its exploration and administrative costs.

The Company had the following contractual obligations as at December 31, 2008:

Payments Due by Period

Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating leases	$2,294,612	$838,557	$1,044,503	$411,552	–
Property leases [1]	$2,376,035	$238,541	$511,364	$364,386	$1,261,744
Other Long Term Obligations[2]	$1,425,527	$357,094	–	–	$1,068,433

(1) the majority of these payments are optional. Should the Company wish to give up the claim or lease, the payment is not required.
(2) other long term obligations relate to the long term asset retirement obligation outlined on the Company's balance sheet.

The Company has no debt. The only long-term lease commitments are the operating leases for the Company's office premises and equipment. The Company also has obligations on its mineral property interests that should the Company wish to continue having a right to the mineral interest of a property, cash payments to the government or underlying land or mineral interest owner, may be required. Most of these are not firm commitments, with such obligations being eliminated should the Company choose to no longer invest funds exploring the property.

At December 31, 2008, the Company had cash and short-term deposits on its balance sheet of $81,035,276 and working capital of $78,420,274 as compared to cash of $99,039,334 and working capital of $96,903,057 at December 31, 2007. The change in cash and working capital of $18,004,058 and $18,482,783, respectively, is primarily due to the sale of the Company's investment in LAT for which the Company received proceeds of $5,295,450, offset by cash exploration expenditures of $17,077,206, the placement of additional reclamation bonds of $1,378,115, and cash used in operations of $6,002,568. At March 26, 2009, the Company has cash and cash equivalents of approximately $75,000,000 on its balance sheet, excluding its 92.1% of Aurora's cash balance. The Company's working capital requirements for 2009 are approximately $20,000,000 (excluding Aurora). In addition, with the acquisition of a controlling interest in Aurora subsequent to year-end, and plans to effectively obtain a 100% interest in Aurora by the end of April 2009, the Company will have access to Aurora's cash balance which was $99,720,807 as reported on the Aurora balance sheet as at December 31, 2008. The Company does not have any immediate plans for the use of Aurora's cash balance; however, it continues to look at a number of potential investment opportunities including properties or companies for acquisition. Aurora has a planned expenditure of $11,234,000 for 2009.

The Company believes that this is sufficient to fund its currently planned exploration and administrative budget through 2009 and beyond and should provide the Company sufficient resources to actively pursue acquisitions for its exploration and development property portfolio without the need to raise capital in the mid to near term. Therefore, the Company does not believe that at this time, the current global economic conditions have any significant effect on the Company's ability to finance its own projects and in some cases, it may be a positive development for the Company, as the Company's cash holdings may allow it to respond quickly to opportunities that may be presented. The Company continues to look at other properties for acquisition and believes that valuations have now receded to a point where project economics and the cost of entry are becoming more attractive. There may be viable projects available for acquisition because of financial hardships the underlying property owners may have.

On a longer term outlook, should the global economic conditions persist, it may limit the Company's ability to develop and/or further explore its properties. See "Risks and Uncertainties – Current Global Financial Conditions".

ENVIRONMENTAL MATTERS

The Company is subject to federal, provincial, territorial and state, and local environmental laws and regulations. The Company has put in place ongoing pollution control and monitoring programs at its properties, and posted surety bonds as required for compliance with state and local closure, reclamation and environmental obligations. Estimated future reclamation and property closure costs are based on current legal and regulatory requirements. The Company records the fair value of reclamation and property closure costs, as determined by an independent consultant, in the period in which they are incurred. A corresponding amount is added to the carrying amount of the associated asset and depreciated over the asset's life. Ongoing reclamation activities associated with exploration stage properties are capitalized to exploration in the period incurred.

At December 31, 2008, the Company has recorded a liability totaling $1,425,527, primarily for its reclamation obligation, primarily with respect to the Northumberland deposit. Reclamation of disturbance from prior mining activity, primarily related to re-claiming historic leach pads at Northumberland, is anticipated to be carried out in 2008 and 2009. The Company has posted reclamation bonds of $3,175,125, primarily relating to Northumberland, in satisfaction of this estimated obligation. The Company does not believe it has any other significant reclamation liability, due to the early stage nature of its remaining exploration projects.

The significant remaining environmental risks associated with the Company's exploration projects relate to handling of fuel and fuel storage systems. These risks are mitigated through the use of various spill protection equipment such as berms and bladders. The Company has also developed emergency plans in the event a significant spill does occur. Many of the Company's projects and Aurora's CMB Uranium Property are subject to periodic monitoring by government agencies with respect to its environmental protection plans and practices which in many circumstances must be spelled out when applying for exploration permits.

The Bureau of Mining Regulation and Reclamation ("BMRR"), in cooperation with other state, federal and local agencies, regulate mining activities in Nevada under regulations adopted in 1989. The Nevada Administrative Code ("NAC") 445A.350-NAC 445A.447 and NAC 519A.010 - NAC 519A.415 were developed to implement the requirements of the Nevada Revised Statutes ("NRS") 445A.300-NRS 445A.730 and (NRS) 519A.010 - NRS 519A.290. BMRR is composed of three distinct technical branches; regulation, closure and reclamation. It is the mission of BMRR to ensure that Nevada's waters are not degraded by mining operations and that the lands disturbed by mining operations are reclaimed to safe and stable conditions to ensure a productive post-mining land use. These laws and regulations are the primary pieces of legislation governing the Company's activities which have resulted in the Company recognizing its reclamation obligation.

The Regulation Branch of the BMRR has responsibility for protecting waters of the State under the water pollution control regulations. The branch consists of the permitting and inspection sections. The permitting section issues Water Pollution Control Permits to ensure that the qualities of Nevada's water resources are not impacted by mining activity. The inspection section conducts regular inspections during the life of a mining facility to confirm that operations are in compliance with permit requirements.

The Closure Branch of the BMRR also has the responsibility of protecting waters of the state under the water pollution control regulations. This branch works with facilities at the cessation of operations to ensure that all components are left chemically stable for the long term. The closure branch issues water pollution control permits and conducts inspections to ensure that the mine site, in the closure and post-closure period, will not degrade waters of the State.

The Reclamation Branch of the BMRR regulates exploration and mining operations in Nevada on both private and public lands.

The branch issues permits to exploration and mining operations to reclaim the disturbance created to a safe and stable condition to ensure a productive post-mining land use. An operator must obtain a reclamation permit prior to construction of any exploration, mining or milling activity that proposes to create disturbance over 5 acres or remove in excess of 36,500 tons of material from the earth. In addition to obtaining a reclamation permit, an operator must file a surety bond with the Division or federal land manager to ensure that reclamation will be completed, should an operator default on the project.

In summary, BMRR works with industry and the public to ensure that mining operations in the state, from initial design through reclamation, do not negatively impact the environment and that the land will be returned to a productive post-mining use.

The amounts recorded for reclamation costs are estimates unique to a property based on estimates provided by independent consulting engineers and the Company's assessment of the anticipated timing of future reclamation and remediation work required to comply with existing laws and regulations. Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could affect the extent of reclamation and remediation work required to be performed by the Company. Any such changes in future costs could materially impact the amounts charged to operations for reclamation and remediation. To reduce the uncertainty of the amount of the liability, the Company contracted SRK Consulting to review and analyze the disturbance at each property in Nevada and estimate the cost of reclamation for each site using current dollars. This was then inflation adjusted and discounted to December 31, 2008, to arrive at the liability amount.

CAPITAL RESOURCES

The Company at December 31, 2008, has 5,763,500 stock options outstanding which could potentially bring an additional $41,398,292 to the Company's treasury upon exercise. At December 31, 2008, a total of 1,546,000 options with a weighted average exercise price of $1.54 were actually in the money. The Company has no outstanding debt facility upon which to draw.

The Company has no minimum exploration expenditures on any of its properties other than possible state, federal or provincial requirements to keep claims in good standing.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has approximately US$3,072,038 in standby Letters of Credit with a US bank for the completion of reclamation on its mineral properties in the USA. These standby letters of credit are backed, in the most part by Certificates of Deposits.

The Company has no other off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

For the year ended December 31, 2008, the Company paid or accrued $nil (2007 – $2,925) in legal fees and expenses to a law firm of which a Lyle Hepburn, a director is a partner.

For the year ended December 31, 2008, the Company invoiced Aurora $1,003,009 (2007 - $807,070) for its share of office costs,

employee wages and benefits. At December 31, 2008, the Company had a receivable due from Aurora of $166,610 (2007 - $107,865) relating to these expenditures.

In May 2008, as a result of Aurora re-locating its head office, the Company and Aurora amended their cost-sharing agreement whereby the Company will charge common office and employee benefit costs to Aurora. This arrangement will be evaluated regularly and adjusted based upon the activity levels of each company and can be terminated on 60 days notice by either party.

FOURTH QUARTER

In the fourth quarter, the Company announced its intention to launch the Aurora Offer. See further information below under "Subsequent Events"

PROPOSED TRANSACTIONS

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. At present there are no transactions being contemplated by management or the board that would affect the financial condition, results of operations and cash flows of any asset of the Company, other than the Aurora transaction as discussed above.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of the Company's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) of the Exchange Act) was carried out by the Company's principal executive officer and principal financial officer. Based upon that evaluation, the Company's principal executive officer and principal financial officer have concluded that as of the end of the period covered by this report the design and operation of the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits to regulatory authorities is recorded, processed, summarized and reported within the time periods specified by regulation, and is accumulated and communicated to management, including the Company's principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that the Company's disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Company and its subsidiaries to disclose material information otherwise required to be set forth in the Company's periodic reports. The Company's disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is communicated to management to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with Canadian GAAP, including reconciliation to U.S. GAAP.

Management has used the Internal Control – Integrated Framework to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In 2007, the internal controls of NewWest were not included in management's testing since the acquisition of NewWest was only completed in September 2007. In 2008, these controls of NewWest were evaluated as part of management's assessment of the effectiveness of controls. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. As a result, management concluded that the Company's internal control over financial reporting were effective as at that date.

The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, has issued an opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. The report can be found in the "Independent Auditor's Report" included in the Company's financial statements for the years ended December 31, 2008 and 2007 and is incorporated herein by reference.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error of fraud may occur and not be detected.

OTHER SUBSEQUENT EVENTS

On January 23, 2009, the Company formally filed with the securities regulators in Canada and the United States a formal offer to acquire all of the outstanding Common shares of Aurora which it did not already own. On March 2, 2009, the Offer expired and the Company agreed to take up 36,526,336 Aurora Common Shares tendered under the Offer. As a result, Fronteer currently owns 67,473,672 Common Shares of Aurora, representing approximately 92.1% of the issued and outstanding common shares. Fronteer expects to complete, on or about April 21, 2009, a second step transaction, which should give the Company ownership of 100% of Aurora.

Subsequent to year-end, the Company granted an additional 2,360,000 stock options to employees and directors at a weighted-average exercise price of $3.09 also 41,000 stock options were exercised for total proceeds of $44,200 to the Company.

In March 2009, the Company terminated its lease on the Granite Property, in Nevada, USA, and finalized a land lease and water use agreement on a five acre parcel of land and underlying water rights, to provide a staging area for the Company's exploration activities at Long Canyon. The lease is for three years with the Company having the option to extend it for an additional two years and calls for payments of US$50,000 on signing, US$50,000 in 2010, US$60,000 in 2011 and US$70,000 in 2012 and thereafter. The payment for 2010 will be increased by the greater of 5% or the amount of the current consumer price index.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of equipment and mineral property interests, environmental and reclamation obligations, rates for depreciation and amortization, variables used in determining stock-based compensation and assessments of control of variable interest entities. These estimates are based on management's best judgment. Factors that could affect these estimates include, but are not limited to, risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy, changes in foreign exchange rates and changes in mineral prices.

Management has assessed the carrying value of its assets in light of the current global economic situation, and other than write-downs to certain mineral property interests, does not believe the remaining assets have suffered any impairment. The price of gold remains strong and the Company believes that the price of uranium, a very illiquid market, should improve with time as global demand for energy continues. Management assesses the exploration results of its exploration projects and determines whether results to date warrant further exploration. If results do not indicate potential for a property, the deferred exploration costs are written off.

The Company believes it has made adequate accruals with respect to any significant environmental liabilities that may have been incurred to date. The Company has the responsibility to perform reclamation in certain jurisdictions upon completion of activities. The costs to complete this reclamation are estimated and have been accrued as a liability in the financial statements.

Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company's balance sheet. Management has made estimates of the life of stock options, the expected volatility and the expected dividend yields that could materially affect the fair market value of this type of security. The estimates were chosen after reviewing the historical life of the Company's options and analyzing share price history to determine volatility.

The Company is not currently, and has not at any time during its most recently completed financial year, been a party to, nor has any of its property been the subject of, any material legal proceedings or regulatory actions. Except as described below, the Company is not aware of any such proceedings or actions threatened or known to be contemplated.

LEGAL MATTERS

On January 29, 2009, the Company received a letter from New York counsel to NWG Investments Inc. ("NWG"), demanding the rescission of the share exchange transaction between the Company and NewWest, which was concluded in September 2007. The letter alleges that the Company fraudulently induced NWG to transfer its NewWest shares through misrepresentations and omissions of material fact regarding the ability of Aurora to commence uranium mining operations in Labrador, Canada. In April 2008, the Nunatsiavut government imposed a three-year moratorium on mining of uranium on its lands in Labrador. NWG alleges that Fronteer knew about the moratorium prior to the conclusion of the NewWest share exchange in September 2007 and did not disclose this information to NWG. The letter also advises Fronteer that NWG is exploring an oppression claim against Fronteer and other unidentified persons in Ontario. As of March 26, 2009, no claim has been filed with any court. The Company's counsel have performed a detailed review of the Company's communications and disclosure of this matter and as a result, the Company believes that the threatened claim has no merit and plans to vigorously defend itself should any claim be filed. No amounts have been accrued for any potential loss under this complaint.

In December 2007, the Company received a letter from Siskinds LLP, a law firm in Ontario, Canada, alleging that certain stock options granted by Fronteer were implicitly in the money at the time of grant. The Board immediately struck an independent committee ("Special Option Committee") to review the Company's stock option granting practices and past option grants. The Special Option Committee hired independent counsel to assist with the review. Based on the investigation conducted by and the advice of independent counsel, the Special Option Committee concluded, among other things, that it did not believe that Fronteer had looked back for dates that would give a grantee a better price than was available on the date of grant. The Company has complied with all of its reporting obligations in respect of this matter. The Special

Committee's independent counsel discussed the review with the TSX and has been advised that the TSX has closed it's file on this matter. In addition, the Special Option Committee has been advised by it's independent counsel that the administration of it's stock option policy complies with it's stock option plan, with TSX requirements and with current best practice standards. On the recommendation of the Special Option Committee, the Board has adopted a stock option policy that sets out the basis on which options are granted.

The Company believes that this threatened claim has no merit and plans to vigorously defend itself and its directors should any claim be filed. No amounts have been accrued for any potential loss under this complaint.

FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company's Board of Directors approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk
The Company's credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk and liquid financial assets through maintaining its cash and equivalents and reclamation bonds with Canadian Chartered Banks. The Company does not have financial assets that are invested in asset based commercial paper.

Liquidity Risk
The Company manages its capital in order to meet short term business requirements, after taking into account cash flows from operations, expected capital expenditures and the Company's holdings of cash and cash equivalents. The Company believes that these sources should be sufficient to cover the likely short term requirements. In the long term, the Company may have to issue additional shares to ensure there is sufficient capital to meet long term objectives. The Company's cash and equivalents are invested in business accounts and are available on demand for the Company's programs, and are not invested in any asset backed deposits/investments.

Market Risk
The significant market risks to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk. These are further discussed below:

Foreign Exchange Risk
The results of the Company's operations are exposed to currency fluctuations. The operating results and financial position of the Company are reported in Canadian dollars in the Company's consolidated financial statements. The fluctuation of the US dollar and other currencies in relation to the Canadian dollar will consequently have an impact upon the financial results of the Company and may also affect the value of the Company's assets, liabilities and shareholders' equity. The Company has not entered into any derivative contracts to manage foreign exchange risk at this time.

Financial instruments that impact the Company's net loss or other comprehensive loss due to currency fluctuations include: US dollar denominated cash, accounts receivable and accounts payable. The sensitivity of the Company's net loss and other comprehensive loss due to changes in the exchange rate between the US dollar and the Canadian dollar is summarized in the table below:

| | As at December 31, 2008 | |
	10% increase in USD	10% decrease in USD
(Increase) decrease in net loss and comprehensive loss	$ (144,480)	$ 131,346

The exposure in Turkey on fluctuations of the Turkish Lira is considered minimal given lower levels of activity.

Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding short term investments. The Company's policy is to invest cash at fixed and floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company monitors this exposure and does not enter into any derivative contracts to manage this risk.

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents. Cash and cash equivalents receive interest based on market interest rates. Based on cash and cash equivalents and short-term deposits outstanding at December 31, 2008, with other variables unchanged, a 1% change in the interest rate would decrease (increase) our net loss by $215,520. There would be no significant effect on other comprehensive income.

Commodity Price Risk

The value of the Company's mineral resource properties and equity investments are related to the price of gold, silver, uranium, copper and other minerals and the outlook for these minerals. The Company does not have any hedging or other commodity based risks respecting its operations.

Gold, uranium, copper and other mineral prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Fair Value Estimation

The carrying value of the Company's financial assets and liabilities approximates their estimated fair value.

The fair value of the asset retirement obligations are determined by discounting the value of the estimated future reclamation and property closure costs using a risk-free discount rate.

The Company's financial liabilities are not exposed to interest rate risk.

The Company is also subject to market risk on its long term investments. These investments are marked to market periodically when warranted. The change in value of these investments, which if classified as held for trading have gains or losses charged to net income in the period.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2008, the Company adopted the following accounting standards updates issued by the Canadian Institute of Chartered Accountants ("CICA"). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

a) Capital Disclosures (Section 1535)

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

b) Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. It increases the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity's key management personnel.

NEW ACCOUNTING PRONOUNCEMENTS

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, *Goodwill and Intangible Assets*, replacing Section 3062, *Goodwill and Other Intangible Assets* and Section 3450, *Research and Development Costs*. The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This Section is effective in the first quarter of 2009, and the new standard does not have a material impact on the Company's consolidated financial statements.

Future Accounting Changes

Convergence with International Financial Reporting Standards

In February 2008, Canada's Accounting Standards Board confirmed that Canadian GAAP, as used by public companies, will be converged with International Financial Reporting Standards ("IFRS") effective January 1, 2011. The transition from Canadian GAAP to IFRS will be applicable for the Company for the first quarter of 2011 when the Company will prepare both the current and comparative financial information using IFRS.

While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences on recognition, measurement, and disclosures. The Company commenced its IFRS conversion project in late 2007. The project consists of four phases: raise awareness; assessment; design; and implementation. With the assistance of an external expert advisor, the Company has completed a high level review of the major differences between Canadian GAAP and IFRS as applicable to the

Company. The Company plans to initiate the design phase in 2009 which will involve establishing issue-specific work teams to focus on generating options and making recommendations in identified areas. The Company will also establish a communications plan, begin to develop staff training programs, and evaluate the impact of the IFRS transition on other business activities.

Consolidated Financial Statements
In January 2009, the CICA issued Section 1601, *Consolidated Financial Statements,* which replaces the existing standard. This section establishes the standards for preparing consolidated financial statements and is effective for periods beginning on or after January 1, 2011. The Company does not expect the adoption of this standard to have a material impact on it consolidated financial standards.

Business Combinations
In January 2009, the CICA issued a new Canadian standard, Handbook Section 1582, *Business Combinations.* This section specifies a number of changes including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value and a requirement to recognize acquisition-related costs as expenses. Section 1582 applies prospectively to business combinations occurring on or after January 1, 2011.

In December 2007, the FASB issued SFAS 141(R) - *Business Combinations ("SFAS 141(R)")* and SFAS 160 – *Non-controlling Interests in Consolidated Financial Statements ("SFAS 160"),* which are both effective for fiscal years beginning after December 15, 2008.

SFAS 141(R), which will replace SFAS 141 – *Business Combinations ("SFAS 141"),* is applicable to business combinations consummated after the effective date of December 15, 2008. Under SFAS 141(R), business combinations will be accounted for under the "acquisition method", compared to the "purchase method" required by SFAS 141. The significant changes that will result from applying the acquisition method of SFAS 141(R) include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions will be accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates will be recorded to income tax expense, whereas under SFAS 141, certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees will be expensed as incurred, whereas under SFAS 141, these costs are capitalized as part of the cost of the business combination; (v) the assets acquired and liabilities assumed are recorded at 100% of fair value even if less than 100% is obtained, whereas under SFAS 141, only the controlling interest's portion is recorded at fair value; and (vi) the non-controlling interest will be recorded at its share of fair value of net assets acquired, including its share of goodwill, whereas under SFAS 141, the non-controlling interest is recorded at its share of carrying value of net assets acquired with no goodwill being allocated.

Under SFAS 160, non-controlling interests will be measured at 100% of the fair value of assets acquired and liabilities assumed. For presentation disclosure purposes, non-controlling interests will be classified as a separate component of shareholders' equity. In addition, SFAS 160 will change the manner in which increases and decreases in ownership percentages are accounted for. Changes in ownership percentages will be recorded as equity transactions and no gain or loss will be recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Under SFAS 160, accumulated losses attributable to the non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying amount. The provisions of SFAS 160 are to be applied prospectively with the exception of the presentation and disclosure provisions, which are to be applied for all prior periods presented in the financial statements. Early adoption is not permitted.

OUTSTANDING SHARES

The following table outlines the common shares outstanding subsequent to the year end to March 26, 2009:

	Number of common shares
Balance, December 31, 2008	83,551,050
Shares issued on exercise of options	41,000
Shares issued on the expiry of the Aurora Offer	30,134,229
Balance, March 26, 2009	113,726,279

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated production, costs of production, reserve and resource determination. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual risks, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, including risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in the Company's annual information form for the year ended December 31,

2008 incorporated by reference into the Company's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Please refer to the above noted documents for a detailed description of the risks of an investment in the Company.

RISKS AND UNCERTAINTIES

An investment in securities of the Corporation involves a significant degree of risk and should be considered speculative due to the nature of the Corporation's business and the present stage of its development. In addition to the other information set forth elsewhere in this MDA, the following risk factors should be carefully reviewed by prospective investors. These risks may not be the only risks faced by Fronteer. Risks and uncertainties not presently known by Fronteer or which are presenting considered immaterial may also adversely affect Fronteer's business, properties, results of operations and/or condition (financial or otherwise). All references to "Fronteer" or the "Company" in this section entitled "Risk Factors" include Fronteer and its subsidiaries and joint ventures, except where the context otherwise requires. Additional risks specific to Aurora are discussed in or referred to in the documents filed by Aurora with the Canadian securities regulatory authorities and available on SEDAR at www.sedar.com.

Exploration, Development and Operating Risks
The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of precious metals and other minerals may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as quantity and quality of the minerals and proximity to infrastructure; mineral prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot be accurately predicted but could have a material adverse effect upon the Company's operations.

Mining operations generally involve a high degree of risk. The operations of the Company are subject to all the hazards and risks normally encountered in the exploration, development and production

of precious metals and other minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

There is no certainty that the expenditures made by the Company towards the search and evaluation of precious metals and other minerals will result in discoveries of Mineral Resources, Mineral Reserves or any other mineral occurrences.

Current Global Financial Conditions
Current global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These factors may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, the Company's operations could be adversely impacted and the value and the price of the Company's common shares and other securities could continue to be adversely affected.

Reliability of Resource Estimates
There is no certainty that any of the Mineral Resources identified on any of the Company's properties to date will be realized. Until a deposit is actually mined and processed the quantity of Mineral Resources and grades must be considered as estimates only. In addition, the quantity of Mineral Resources may vary depending on, among other things, precious metal prices. Any material change in quantity of Mineral Resources, grade or stripping ratio may affect the economic viability of any project undertaken by the Company. In addition, there can be no assurance that metal recoveries in small scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production.

Fluctuations in gold, uranium and other precious or base metal prices, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of any estimate may require revision of such estimate. Any material reductions in estimates of Mineral Resources could have a material adverse effect on the Company's results of operations and financial condition.

No History of Mineral Production
The Company has never had any interest in mineral producing properties. There is no assurance that commercial quantities of minerals will be discovered at any of the properties of the Company or any future properties, nor is there any assurance that the exploration programs of the Company thereon will yield any positive results. Even if commercial quantities of minerals are discovered, there can be no assurance that any property of the Company will ever be brought to a stage where Mineral Resources can profitably be produced thereon. Factors which may limit the ability of the Company to produce Mineral Resources

from its properties include, but are not limited to, the price of the Mineral Resources which are currently being explored for, availability of additional capital and financing and the nature of any mineral deposits.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrate and uranium conversion services. Furthermore, the growth of the uranium and nuclear power industry beyond its current level will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. As a result, the interest of the Company in Aurora, which is engaged primarily in uranium exploration, may be materially adversely affected.

Insurance and Uninsured Risks

The business of the Company is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to properties of the Company or others, delays in mining, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers being reasonable, its insurance will not cover all the potential risks associated with a mining Company's operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which it may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

All phases of the Company's operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

Government approvals, approval of aboriginal people and permits are currently and may in the future be required in connection with the operations of the Company. To the extent such approvals are required and not obtained; the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, or reduction in levels of production at producing properties, or require abandonment or delays in development of new mining properties.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations, financial condition and results of operations of the Company.

In particular, water rights and access to water at the Long Canyon Property is important for the ongoing success of the project. The Great basin area of Nevada has many competing demands for water and access to sufficient water will need to be negotiated by the Company, often with a number of different water rights holders. There is no guarantee that the Company will secure this water access going forward on reasonable terms.

Land Title

Title insurance generally is not available, and the ability of the Company to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Furthermore, the Company has not conducted surveys of the claims in which it holds interests and, therefore, the precise area and location of such claims may be in doubt. Accordingly, the Company's properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects which could have a material adverse impact on the Company's operations. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Costs of Land Reclamation

It is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the properties in which the Company holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the financial condition and results of operations of the Company.

Permits and Licenses

The Company cannot be certain that it will receive the necessary permits and licenses or on acceptable terms required to conduct further exploration and to develop its properties. The failure to obtain such permits or licenses, or delays in obtaining such permits or licenses, could increase the Company's costs and delay its activities, and could adversely affect the business or operations of the Company.

Government approvals, approval of aboriginal people and other members of surrounding communities and permits and licenses are currently and will in the future be required in connection with the operations of the Company or Aurora. To the extent such approvals are required and not obtained, the Company or Aurora may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties. In October 2007, the Nunatsiavut Government initiated the next steps towards formulating its policy on uranium mining on Labrador Inuit Lands, and struck a committee to further study the issue. In March 2008, Aurora reported that the Nunatsiavut Assembly passed on first reading a bill to institute a three-year moratorium on uranium mining and milling. In April 2008, the bill was considered again on second reading by the Assembly, at which time the Nunatsiavut Government approved a three year moratorium on mining of uranium, but continues to allow uranium exploration at this stage. As a result, Aurora has dramatically altered its development schedule and has scaled back operations in Labrador. Aurora continues to actively engage the local community in Labrador, and continues to assess the impact this legislation would have on its exploration and development schedule. However, any amendments to this legislation or an extension to the moratorium could have a material adverse effect on Aurora and its operations and, therefore, on the business and operations of Fronteer.

The Company and its partner TCAM have also experienced permitting delays on the Kirazlí and Halilaga Properties in Turkey. Fronteer understands that TCAM currently anticipates that permits could be issued by the applicable regulators later in April 2009, following the upcoming elections in Turkey, however, there can be no guarantee that such permits will be issued or be granted on the required terms. If the required permits in respect of the Kirazlí and Halilaga Properties are not granted, Fronteer will be unable to undertake drilling at the main Kestane zone at Halilaga or on the Kirazlí Property.

Competition

The mining industry is competitive in all of its phases. The Company faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Company. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, the revenues, operations and financial condition of the Company could be materially adversely affected.

Hedging

The Company does not have a hedging policy and has no current intention of adopting such a policy. Accordingly, the Company has no protections from declines in mineral prices.

Additional Capital

The development and exploration of the Company's properties will require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all such properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company. In addition, any future financing may be dilutive to existing shareholders of the Company.

Fluctuations in Metal Prices

There can be no assurance that metal prices received, if any, will be such that any property of the Company can be mined at a profit. The price of the Common Shares, and the financial results and exploration, development and mining activities of the Company may in the future be significantly and adversely affected by declines in the price of uranium, iron oxide, copper, gold and other minerals and base metals. The price of uranium, iron oxide, copper, gold and other minerals and base metals fluctuates widely and is affected by numerous factors beyond the control of the Company such as the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, the political and economic conditions and production costs of major mineral-producing countries throughout the world, and the cost of substitutes, inventory levels and carrying charges. With respect to uranium, such factors include the demand for nuclear power, political and economic conditions in uranium producing and consuming countries, uranium supply from secondary sources, uranium production levels and costs of production. Future serious price declines in the market value of uranium, iron oxide, copper, gold and other minerals and base metals could cause development of and commercial production from the Company's or Aurora's properties to be impracticable. Depending on the price of uranium, iron oxide, copper, gold and other minerals and base metals, cash flow from mining operations may not be sufficient and the Company or Aurora could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Company's mining properties, if any, is dependent upon the prices of uranium, iron oxide, copper, gold and other minerals and base metals being adequate to make these properties economic.

In addition to adversely affecting any reserve estimates of the Company and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Exchange Rate Fluctuations

Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Precious metals and other minerals are generally sold in U.S. dollars and the costs of the Company are incurred in Canadian dollars, Mexican Pesos and Turkish Lira. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the cost of exploration and production in U.S. dollar terms, which could materially and adversely affect the Company's profitability, results of operations and financial condition.

In addition, the Company has a significant US dollar denominated future income tax liability that, when translated to Canadian dollars, can result in significant swings to the foreign exchange gain or loss on the Company's Statement of Operations. This future income tax liability, primarily relates to the difference between the accounting and tax values of the assets acquired on the acquisition of NewWest. The Company does not have any immediate plans to reduce this liability and as a result the swings in foreign exchange gain or loss may continue.

The size of the future income tax liability is also affected by the recognition of future income tax assets, primarily relating to loss carryforwards. There is uncertainty whether the losses will expire, unused, which may affect the amount of the future income tax liability realized.

Interest rate fluctuations

Interest rate fluctuations may affect the return realized by the Company on its invested cash balances. The Company invests some of its cash in investments that earn a fluctuating rate of return. In a period of declining interest rates, the Company may not realize a significant return on these cash balances.

Government Regulation

The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people, and other matters. Although the exploration and development activities of the Company are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a substantial adverse impact on the Company.

Dividend Policy

No dividends on the Common Shares of the Company have been paid by the Company to date. Payment of any future dividends, if any, will be at the discretion of the Company's board of directors after taking into account many factors, including the Company's operating results, financial condition, and current and anticipated cash needs.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Common Shares of the Company in the public markets, or the potential for such sales, could decrease the trading price of such Common Shares and could impair the ability of the Company to raise capital through future sales of such Common Shares. The Company has previously issued Common Shares at an effective price per share which is lower than the current market price of its Common Shares. Accordingly, a significant number of shareholders of the Company have an investment profit in such Common Shares that they may seek to liquidate.

Key Executives

The Company is dependent upon the services of key executives, including the directors of the Company and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of the Company, the loss of these persons or the inability of the Company to attract and retain additional highly-skilled employees may adversely affect its business and future operations.

Conflicts of Interest

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Company should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (Ontario) and other applicable laws. The Company has also adopted a formal code of ethics to govern the activities of its directors, officers and employees.

Passive Foreign Investment Company ("PFIC")

The Company determined that it was a PFIC in its 2007 and 2006 tax years. It is in the process of determining whether it meets the definition of PFIC, within the meaning of Sections 1291 through 1298 of the U.S. Internal Revenue Code for the 2008 tax year. The Company may or may not be a PFIC in the future, depending on changes in its assets and business operations. A U.S. shareholder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules, which may have adverse tax consequences to such shareholder and such shareholder may elect to be taxed under two alternative tax regimes. A U.S. shareholder should consult their own U.S. tax advisor with respect to an investment in the Company's shares and to ascertain which of the alternative tax regimes, if any, might be beneficial to the U.S. shareholder's own facts and circumstances.

Foreign Private Issuer Status

In order to maintain the Company's current status as a "foreign private issuer," as such term is defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended, for U.S. securities law purposes, the Company must not have any of the following: (i) a majority of its executive officers or directors are U.S. citizens or residents, (ii) more than 50% of its assets are located in the U.S., or (iii) the business of the Company is principally administered in the U.S. The Company may in the future lose its foreign private issuer status if it fails to meet any of the aforementioned criteria.

The regulatory and compliance costs to the Company under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the Multi-Jurisdictional Disclosure System ("MJDS"). If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the U.S. Securities and Exchange Commission (the "SEC"), which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from the American Stock Exchange corporate governance requirements that are available to foreign private issuers. Further, if the Company engages in capital raising activities after losing its foreign private issuer status, there is a higher likelihood that investors may require the Company to file resale registration statements with the SEC as a condition to any such financing. Due to a change in the timing for testing of FPI status, the Company is next required to assess its status as a FPI in June 2009.

Investment Company Act Status

If over time the Company's Turkish interests comprise a more significant part of the value of the Company in the future, the Company could become subject to regulation as an "investment company" under the United States Investment Company Act of 1940, as amended ("Investment Company Act") in the future. If the Company becomes subject to regulation under the Investment Company Act and an exemption from such regulation is not available, the consequences to the Company and its operations could be material and adverse. In addition, the costs associated with the Company avoiding any such regulation under the Investment Company Act could be significant and result in a material change in the operations of the Company.

Comprehensive Environmental Response, Compensation and Liability Act

The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") in the United States imposes strict, joint, and several liability on parties associated with releases or threats of releases of hazardous substances. Liable parties include, among others, the current owners and operators of facilities at which hazardous substances were disposed or released into the environment and past owners and operators of properties who owned such properties at the time of such disposal or release. This liability could include response costs for removing or remediating the release and damages to natural resources. Since early 1999, the United States Forest service ("USFS"), has been conducting a CERCLA remediation action at the Company's Zaca Property under its Interdepartmental Abandoned Mine Lands Watershed

Cleanup Initiative ("IAMLWCI") program. The focus of the cleanup efforts was on relatively low-volume acid mine drainage from historic mine tunnels, a portion of which are on patented lands owned by one of the Safra Companies, and tailings on land at the Zaca Property, all of which pre-dated the Company's acquisition of a leasehold interest in the Zaca Property. The cleanup efforts were being administered by the USFS. Since the acquisition of NewWest, the USFS has not sought contribution from the Company, WSMC or any of the Safra Companies for the cleanup. However, the Company cannot rule out the possibility that the Company, WSMC or any of the Safra Companies or any of their respective successors may be claimed to be liable to contribute to the USFS's remediation or other CERCLA response costs at some time in the future. Any liability could adversely affect the Company's financial condition and results of operations.

Political Stability and Government Regulation Risks

Some of the operations of the Company are currently conducted in Turkey and, as such, the operations of the Company are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; changes in taxation policies; and changing political conditions and governmental regulations that may result in changing environmental legislation.

Changes, if any, in mining or investment policies or shifts in political attitudes in Turkey may adversely affect the operations or profitability of the Company. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on operations, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

In addition, Aurora operates in Labrador, Canada, a jurisdiction with a government that in April 2008 imposed a three year moratorium on uranium mining.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the operations or profitability of the Company.

Enforcement of Civil Liabilities

The Company is a corporation existing under the laws of Ontario, Canada. Some of the Company's assets are located outside the United States and many of its directors and officers are residents of countries other than the United States. As a result, it may be difficult for investors to effect service of process within the United States upon the Company and its directors and officers, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of the Company and its directors and officers under United States federal securities laws.

Litigation

Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Fronteer is currently subject to threatened litigation and may be involved in disputes with other parties in the future which may result in litigation or other proceedings. The results of litigation or any other proceedings cannot be predicted with certainty. If Fronteer is unable to resolve these disputes favourably, it could have a material adverse effect on our financial position, results of operations or the Corporation's property development. See "Legal Matters" below for further details.

Price and Volatility of Public Stock

The market price of securities of Fronteer has experienced wide fluctuations which may not necessarily be related to the financial condition, operating performance, underlying asset values or prospects of Fronteer. It may be anticipated that any market for Fronteer Common Shares will be subject to market trends generally and the value of Fronteer Common Shares on the TSX or the NYSE Amex may be affected by such volatility.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

Readers should refer to the annual information form of the Company for the year ended December 31, 2008 and other continuous disclosure documents filed by the Company since January 1, 2009 available on SEDAR at www.sedar.com, for further information on reserves and resources, which is subject to the qualifications and notes set forth therein. Mineral resources which are not mineral reserves, do not have demonstrated economic viability.

Cautionary Note to United States investors concerning estimates of Measured, Indicated and Inferred resources: The information contained herein uses the terms "Measured", "Indicated", and "Inferred" resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

OUTLOOK

Fronteer has remained committed to steadily building value for shareholders through ongoing discovery success and asset growth. The Company believes the year ahead may be transformational. Fronteer recognizes there are opportunities to accelerate its business plan through the acquisition of a producing or near-term-producing asset. An acquisition of this type would complete its project pipeline and increase market valuation. The pending close of the acquisition of Aurora Energy Resources will significantly strengthen the Company's balance sheet and provide the means to help transform Fronteer from exploration company to potential gold producer, either through a transaction or advancing its own projects.

 

Mark O'Dea
President and CEO
March 26, 2009

Sean Tetzlaff
CFO, Corporate Secretary

Management's Responsibility for Financial Reporting

The accompanying financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in Note 19, and contain estimates based on management's judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company's independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company's independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada, and their report follows:



Mark O'Dea
President and CEO



Sean Tetzlaff
CFO, Corporate Secretary

Management Report on Internal Control Over Financial Reporting

Management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management has used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of internal control over financial reporting.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on this evaluation, management has concluded that the Corporation's internal control over financial reporting was effective as at December 31, 2008.

The effectiveness of the Corporation's internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, as stated in their report which appears within.



Mark O'Dea
President and CEO
March 26, 2009



Sean Tetzlaff
CFO, Corporate Secretary

Independent Auditor's Report

To the Shareholders of Fronteer Development Group Inc.

We have completed integrated audits of Fronteer Development Group Inc.'s 2008 and 2007 consolidated financial statements and of its internal control over financial reporting of as at December 31, 2008 and an audit of its 2006 consolidated financial statements. Our opinions, based on our audits, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated balance sheets of Fronteer Development Group Inc. ("the Company") as at December 31, 2008 and 2007, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company's financial statements as at December 31, 2008 and for each of the years in two year period then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Company's financial statements for the year ended December 31, 2006 in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for the each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

INTERNAL CONTROL OVER FINANCIAL REPORTING

We have also audited Fronteer Development Group Inc's internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, BC, Canada
March 26, 2009

Consolidated Balance Sheets

As at December 31,

(Expressed in Canadian dollars)	2008 $	2007 $
ASSETS		
Current assets:		
Cash and cash equivalents	30,941,783	99,039,334
Short-term deposits	50,093,493	-
Accounts receivable and other	995,880	1,357,487
Due from related party (Note 15)	166,610	107,865
	82,197,766	100,504,686
Prepaid acquisition costs (Note 11)	724,590	-
Equipment (Note 6)	1,555,994	1,236,802
Investments (Note 7)	-	9,391,906
Reclamation deposits (Note 8)	3,175,125	1,797,010
Exploration properties and deferred exploration expenditures (Note 9)	227,664,887	223,852,971
Equity investments in Turkish Properties (Note 10)	13,255,365	12,957,378
Equity investment in Aurora Energy Resources Inc. (Note 11)	74,945,577	76,696,684
	403,519,304	426,437,437
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	3,420,398	2,550,477
Due to joint venture partner	-	564,377
Asset retirement obligations (Note 8)	357,094	486,775
	3,777,492	3,601,629
Due to joint venture partners	122,441	-
Asset retirement obligations (Note 8)	1,068,433	765,479
Future income taxes (Note 12)	60,016,336	55,220,552
Shareholders' Equity		
Share capital (Note 13)	321,201,217	320,515,042
Contributed surplus	23,730,849	16,234,821
Accumulated other comprehensive income	-	4,788,488
Retained earnings (accumulated deficit)	(6,397,464)	25,311,426
	338,534,602	366,849,777
	403,519,304	426,437,437

Nature of operations (Note 1)

Contingencies and commitments (Notes 9, 14 and 18)

Subsequent events (Note 11, 17)

The accompanying notes form an integral part of these consolidated financial statements

Approved by the Board of Directors



Jo Mark Zurel
Director

George Bell
Director

Consolidated Statements of Operations

For the year ended December 31,

(Expressed in Canadian dollars)	2008 $	2007 $	2006 $
Operating expenses:			
Write-down of exploration properties and deferred exploration expenditures (Note 9)	10,636,575	1,789,764	98,784
Stock-based compensation (Note 13)	5,988,136	8,732,286	3,035,209
Wages and benefits	3,447,874	2,297,910	1,424,237
Property investigation	2,480,197	2,439,782	594,895
Professional fees	1,412,154	745,555	485,657
Office and general	1,326,105	714,142	386,472
Investor relations, promotion and advertising	605,872	820,275	705,306
Amortization	355,090	165,097	86,493
Listing and filing fees	202,495	220,560	121,311
Reclamation accretion (Note 8)	57,279	20,461	-
Loss on disposal of capital assets	44,975	5,081	2,763
Recovery of expenses	-	-	(8,005)
Loss from operations	26,556,752	17,950,913	6,933,122
Other income (expenses):			
Interest income	2,985,007	3,828,844	1,309,550
Gain (loss) on sale of marketable securities and investment (note 7)	1,768,235	(366,143)	117,639
Other income	105,073	18,942	-
Dilution gain (Note 11)	71,049	43,039,000	26,489,773
Equity income from Turkish Properties	44,933	-	-
Change in fair value of financial instruments (Note 7)	(360,906)	(168,113)	-
Equity in loss of Aurora Energy Resources Inc.	(1,822,156)	(3,850,471)	(6,974,120)
Foreign exchange gain (loss)	(11,715,736)	192,011	7,385
	(8,924,501)	42,694,070	20,950,227
Income (loss) before income taxes and discontinued operations	(35,481,253)	24,743,157	14,017,105
Current income tax expense (Note 12)	-	811	-
Future income tax expense (recovery) (Note 12)	(3,772,363)	4,367,605	(998,530)
	(3,772,363)	4,368,416	(998,530)
Income (loss) before discontinued operations	(31,708,890)	20,374,741	15,015,635
Loss from discontinued operations	-	-	(3,996)
Net income (loss) for the period	(31,708,890)	20,374,741	15,011,639
Basic earnings (loss) per common share	(0.38)	0.29	0.27
Diluted earnings (loss) per common share	(0.38)	0.28	0.25
Weighted average number of common shares outstanding			
Basic	83,275,668	70,692,759	55,944,336
Diluted	83,275,668	73,245,070	59,991,201

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Statement of Cash Flows

For the year ended December 31,

For the year ended December 31,	2008 $	2007 $	2006 $
Cash provided (used for):			
Operating activities:			
Earnings (loss) for the year before discontinued operations	(31,708,890)	20,374,741	15,015,635
Items not affecting cash:			
Future income taxes	(3,772,363)	4,367,605	(998,530)
Stock-based compensation	5,988,136	8,732,286	3,035,209
Write-down of exploration properties and deferred exploration expenditures	10,636,575	1,789,764	98,920
Amortization	355,090	165,097	86,493
Reclamation accretion	57,279	20,461	-
Loss on disposal of capital assets	44,975	5,081	2,763
Loss (gain) on sale of marketable securities	(1,768,235)	366,143	(117,639)
Change in fair value of financial instruments	360,906	168,113	-
Foreign exchange loss (gain)	11,715,736	(192,011)	(7,385)
Dilution gain	(71,049)	(43,039,000)	(26,489,773)
Equity in loss of Aurora Energy Resources Inc.	1,822,156	3,850,471	6,974,120
Equity income from Turkish properties	(44,933)	-	-
Changes in non-cash working capital:			
Accounts receivable and other	129,428	26,040	(307,242)
Accounts payable and accrued liabilities	311,366	13,113	407,248
Amounts due from related parties	(58,745)	(19,711)	(88,154)
Cash used in operating activities	(6,002,568)	(3,371,807)	(2,388,335)
Financing activities:			
Increase (decrease) in bank indebtedness	-	-	(44,078)
Issuance of common shares for cash	-	66,345,500	38,400,000
Cash received on exercise of warrants	-	4,942,743	10,909,820
Cash received on exercise of options	407,300	1,335,651	1,209,045
Share issue costs	-	(3,714,321)	(2,471,741)
Cash provided by financing activities	407,300	68,909,573	48,003,046
Investing activities:			
Change in accounts receivable and other	232,179	298,047	(65,249)
Change in accounts payable and accrued liabilities	558,556	150,083	83,893
Cash acquisition costs	-	(517,799)	-
Proceeds from sale of equipment	193,221	-	-
Purchase of marketable securities and long term investments	-	(2,616,518)	(5,347,317)
Purchase of short-term deposits	(50,000,000)	-	-
Prepaid acquisition costs	(724,590)	-	-
Due to joint venture partners	122,441	564,377	-
Purchase of equipment	(1,007,676)	(610,615)	(227,724)
Reclamation bonds	(1,378,115)	(16,667)	-
Investment in Aurora Energy Resources Inc.	-	-	(10,000,002)
Recovery of deferred exploration expenditures	2,044,150	1,264,344	9,500
Proceeds from sale of investments	5,295,450	-	-
Proceeds from sale of marketable securities	-	3,841,655	601,059
Investment in Turkish Properties	(564,377)	(954,574)	-
Interest in exploration properties and deferred exploration expenditures	(17,077,206)	(8,309,527)	(6,298,162)
Cash used in investing activities	(62,305,967)	(6,907,194)	(21,244,002)
Cash flows from discontinued operations	-	-	(3,996)
Effect of exchange rate difference on cash	(196,316)	16,849	(71,733)
Increase (decrease) in cash	(68,097,551)	58,647,421	24,294,980
Cash and cash equivalents, beginning of period	99,039,334	40,391,913	16,096,933
Cash and cash equivalents, end of period	30,941,783	99,039,334	40,391,913
Non-cash investing and financing activities:			
Common stock issued upon acquisition of NewWest Gold Corporation	-	160,017,437	-
Fair value of options issued upon acquisition of NewWest Gold Corporation	-	1,615,416	-
Common stock issued for interest in exploration properties	-	-	702,420

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Statement of Shareholders' Equity

(Expressed in Canadian dollars)

| | Common Shares | | | | | | |
	Shares #	Amount $	Contributed Surplus $	Warrants $	Accumulated Other Comprehensive Income $	Retained Earnings (Deficit) $	Total Shareholders' Equity $
Balance as at December 31, 2005	48,518,309	35,657,063	3,062,200	3,754,619	-	(10,737,113)	31,736,769
Shares issued for cash	6,000,000	38,400,000	-	-	-	-	38,400,000
Exercise of stock options	1,058,066	1,950,417	(741,372)	-	-	-	1,209,045
Exercise of warrants	5,288,379	13,235,398	-	(2,325,578)	-	-	10,909,820
Shares issued for interest in exploration property	105,000	702,420	-	-	-	-	702,420
Renunciation of flow-through expenditures	-	(140,833)	-	-	-	-	(140,833)
Recognition of benefit of share issue costs	-	843,358	-	-	-	-	843,358
Share issue costs - cash	-	(2,471,741)	-	-	-	-	(2,471,741)
Stock options cancelled	-	-	(32,198)	-	-	-	(32,198)
Stock-based compensation	-	-	3,195,786	-	-	-	3,195,786
Net income for the year	-	-	-	-	-	15,011,639	15,011,639
Balance as at December 31, 2006	60,969,754	88,176,082	5,484,416	1,429,041	-	4,274,526	99,364,065
Adjustment to other comprehensive income for change in accounting policy, net of future taxes of $123,458	-	-	-	-	673,042	-	673,042
Adjustment to retained earnings for changes in accounting policies, net of future taxes of $121,460	-	-	-	-	-	662,159	662,159
Balance, as at January 1, 2007 as adjusted	60,969,754	88,176,082	5,484,416	1,429,041	673,042	4,936,685	100,699,266
Shares issued for cash	4,498,000	66,345,500	-	-	-	-	66,345,500
Shares issued in NWG acquisition (Note 3)	15,181,920	160,017,437	-	-	-	-	160,017,437
Exercise of stock options	729,015	2,162,646	(826,995)	-	-	-	1,335,651
Exercise of warrants	1,797,361	6,371,784	-	(1,429,041)	-	-	4,942,743
Recognition of future income tax benefit of share issue costs	-	1,155,914	-	-	-	-	1,155,914
Share issue costs - cash	-	(3,714,321)	-	-	-	-	(3,714,321)
Stock-based compensation	-	-	9,961,984	-	-	-	9,961,984
Fair value of stock options issued upon NWG acquisition (Note 3)	-	-	1,615,416	-	-	-	1,615,416
Unrealized gain on long-term investment	-	-	-	-	4,707,285	-	4,707,285
Recognition of future taxes on long term investment	-	-	-	-	(591,839)	-	(591,839)
Net income for the year	-	-	-	-	-	20,374,741	20,374,741
Balance as at December 31, 2007	83,176,050	320,515,042	16,234,821	-	4,788,488	25,311,426	366,849,777
Exercise of stock options	375,000	686,175	(278,875)	-	-	-	407,300
Stock-based compensation	-	-	7,774,903	-	-	-	7,774,903
Other comprehensive loss	-	-	-	-	(4,788,488)	-	(4,788,488)
Net loss for the year	-	-	-	-	-	(31,708,890)	(31,708,890)
Balance as at December 31, 2008	83,551,050	321,201,217	23,730,849	-	-	(6,397,464)	338,534,602

Consolidated Statement of Comprehensive Income (Loss)

(Expressed in Canadian dollars)

| | Year ended December 31, | |
	2008 $	2007 $
Net income (loss) for the year	(31,708,890)	20,374,741
Other comprehensive items:		
Unrealized gain (loss) on investment	(3,262,510)	4,115,446
Reclassification of gain on disposal of investment included in net loss, net of taxes	(1,525,978)	-
Total comprehensive income (loss)	(36,497,378)	24,490,187

The accompanying notes form an integral part of these consolidated financial statements

Notes to Financial Statements

(Expressed in Canadian dollars)
Years ended December 31, 2008 and 2007

1. NATURE OF OPERATIONS

Fronteer Development Group Inc. (the "Company" or "Fronteer") has international operations focused on the acquisition, exploration and development of mineral resource properties. The Company has not yet determined whether these properties contain resources that are economically recoverable. The recoverability of the carrying values of exploration properties and deferred exploration expenditures is dependent upon the delineation of economic reserves, the preservation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the properties and their future profitable production or, alternatively, upon the Company's ability to dispose of its interests on an advantageous basis (see Notes 9 and 10).

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles. Outlined below are those policies considered significant. As described in Note 18, these accounting principles differ in certain material respects from accounting principles accepted in the United States.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its significant wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

These financial statements also include the accounts of Aurora Energy Resources Inc. ("Aurora") on a proportionately consolidated basis for the period from January 1, 2006 to March 21, 2006. For the period from March 22, 2006, to December 31, 2006, and for the years ended December 31, 2007 and December 31, 2008, the equity method has been applied (see Note 11).

Equity method of accounting

The Company follows the equity method of accounting for companies where it exercises significant influence. Under the equity method, the Company records its investment in the net assets as a single line on the balance sheet and its percentage interest in the results of operations as a single line item on the statement of operations.

Measurement uncertainty

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses during the reporting period. Areas requiring the use of management estimates include the rates for amortization of capital assets, assessments of the recoverability of mineral properties, impairment of long-lived assets, the carrying value of the investment in Aurora, the determination of the provision for future removal and site restoration costs, the potential recognition of future income tax assets and the assumptions used in the determination of the fair value of stock-based compensation. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and deposits in banks with an original maturity of 90 days or less, and are carried at fair value. These investments are liquid and can be converted to cash at any time.

Short-term deposits

Short-term deposits consist of cash invested in guaranteed investment certificates with maturities of up to one year at the time of acquisition. These investments are liquid and can be converted to cash at any time. The balance is carried at fair value, which includes interest earned on the investments.

Equipment and Amortization

Equipment is stated at historical cost less amortization. The equipment noted below is amortized over its estimated useful life using the following annual rates and methods:

Computer equipment	30%	Declining balance
Computer software	50%	Straight line
Field equipment	20%	Declining balance
Furniture and fixtures	20%	Declining balance
Leasehold improvements		Term of lease
Automotive equipment	30%	Declining balance

Amortization of assets used in exploration is capitalized to deferred exploration expenditures.

Exploration Properties and Deferred Exploration Expenditures

Acquisition and exploration expenditures on properties, less recoveries in the pre-production stage, are deferred until such time as the properties are put into commercial production, sold or become impaired. On the commencement of commercial production, the deferred costs are charged to operations on the unit-of-production method based upon estimated recoverable proven and probable reserves. General exploration expenditures are charged to operations in the period in which they are incurred. The Company recognizes the payment or receipt of amounts required under option agreements as an addition or reduction, respectively, in the book value of the property under option when paid or received.

The amount shown for mineral property interests represents costs incurred and deferred to date net of recoveries from joint-venture parties and write-downs and does not necessarily reflect present or future values.

Impairment of Long-Lived Assets

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on the estimated fair value of the assets. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions used and actual market conditions and/or the Company's performance could have a material effect on the Company's financial position and results of operations.

Impairment of Equity Investments

The Company reviews and evaluates it equity investments for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if there has been a significant or prolonged decline in the fair value of the investment below its cost or if there is information about significant changes with adverse effects that have taken place in the environment in which the issuer operates and indicate that the carrying amount of the investment may not be recovered.

Asset Retirement Obligations

The Company is subject to federal, state and local environmental laws and regulations. The Company has put in place ongoing pollution control and monitoring programs at its properties, and posted surety bonds as required for compliance with state and local closure, reclamation and environmental obligations. Estimated future reclamation and property closure costs are based on current legal and regulatory requirements. The Company records the fair value of reclamation and property closure costs in the period in which they are incurred. A corresponding amount is added to the carrying amount the carrying amount of the associated asset and amortized over the asset's life. The liability is accreted over time through charges to earnings.

Flow-through Financing

The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to exploration properties and deferred exploration expenditures. A future income tax liability is recognized, and the shareholders' equity reduced, on the date the Company renounces the tax benefits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made.

The Company may also recognize the benefit of previously unrecognized future income tax assets relating to non-capital loss carryforwards to offset the future income tax liability arising on a renouncement of expenditures. The corresponding credit reduces income tax expense.

Stock-Based Compensation

The Company has two employee stock option plans: an employee stock option plan and an acquisition stock option plan. The Company recognizes an expense or addition to exploration properties and deferred exploration expenditures for options granted under the employee stock option plan, and as a cost of acquisition for options granted under the acquisition stock option plan arising from stock options granted to both employees and non-employees using the fair value method. The fair value of option grants is generally established at the date of grant using the Black-Scholes option-pricing model and the compensation amount, equal to the option's fair value, is recognized on a graded basis over the vesting period of the option. The vesting periods of the stock options granted range from vesting immediately to vesting over a three-year period.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method of tax allocation, future tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases ("temporary differences") and losses carried forward. Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect of a change in tax rates on future income tax assets and liabilities is reflected in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Foreign Currency Translation

These financial statements are denominated in Canadian dollars, the Company's functional currency. Amounts denominated in foreign currencies are translated into Canadian dollars as follows:

i.   monetary assets and liabilities at the rates of exchange in effect at the balance sheet date;
ii. non-monetary assets at historical rates;
iii. revenue and expense items at the average rates for the period, except for depreciation and amortization, which are based on historical rates.

The net effect of foreign currency translation is included in the statement of operations.

Basic and diluted earnings per share

Earnings per share are calculated using the weighted average number of common shares outstanding. The calculation of diluted earnings per share assumes that outstanding options and warrants are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the shares for the period. The effect is to increase the number of shares used to calculate diluted earnings per share and is only recognized when the effect is dilutive.

Financial Instruments

All financial instruments are classified into one of the following four categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

• Held-to-maturity investments, loans and receivables are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.
• Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.
• Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.
• All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which

they arise, except for derivative instruments which represent a cash flow hedge, where the gain or loss is recognized in other comprehensive income.

The Company's financial instruments primarily consist of cash (classified as held for trading), short-term deposits (classified as held to maturity), accounts receivable (classified as loans and receivables), and accounts payable (classified as held for trading). The fair value of these financial instruments equals their carrying values. Reclamation deposits are classified as held to maturity.

Comprehensive income comprises the Company's net income and other comprehensive income. Comprehensive income represents changes in shareholders' equity during a period arising from non-owner sources.

Financial assets and financial liabilities are recognized on the balance sheet when the Company has become party to the contractual provisions of the instruments.

Comparative figures
Certain of the prior year comparative figures have been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements
Goodwill and Intangible Assets
In February 2008, the CICA issued Section 3064, *Goodwill and Intangible Assets*, replacing Section 3062, *Goodwill and Other Intangible Assets* and Section 3450, *Research and Development Costs*. The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This Section is effective in the first quarter of 2009, and the new standard does not have a material impact on the Company's consolidated financial statements.

Consolidated Financial Statements
In January 2009, the CICA issued Section 1601, *Consolidated Financial Statements,* which replaces the existing standard. This section establishes the standards for preparing consolidated financial statements and is effective for periods beginning on or after January 1, 2011. The Company does not expect the adoption of this standard to have a material impact on it consolidated financial standards.

Business Combinations
In January 2009, the CICA issued a new Canadian standard, Handbook Section 1582, *Business Combinations*. This section specifies a number of changes including: an expanded definition of a business, a requirement to measure all business acquisitions initially at fair value, a requirement to measure non-controlling interests initially at fair value and a requirement to recognize acquisition-related costs as expenses. Section 1582 applies prospectively to business combinations occurring on or after January 1, 2011.

3. CAPITAL DISCLOSURES
The Company considers the items included in the consolidated statement of shareholder's equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

4. FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT
The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company's Board of Directors approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, and controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk
The Company's credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk and liquid financial assets through maintaining the majority of its cash and cash equivalents, short-term deposits with Canadian Chartered Banks and its reclamation deposits with A+ or higher rated US financial institutions. The Company does not have financial assets that are invested in asset based commercial paper.

Liquidity Risk
The Company manages its capital in order to meet short term business requirements, after taking into account cash flows from operations, expected capital expenditures and the Company's holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short term requirements. In the long term, the Company may have to issue additional shares to ensure there is sufficient capital to meet long term objectives. The Company's cash and equivalents are invested in business bank accounts and are available on demand for the Company's programs, and are not invested in any asset backed deposits/investments. All financial liabilities are payable within a 90 day period and are to be funded from cash on hand.

Market Risk
The significant market risks to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk. These are further discussed below:

Foreign Exchange Risk
The results of the Company's operations are exposed to currency fluctuations. The operating results and financial position of the Company are reported in Canadian dollars in the Company's consolidated financial statements. The fluctuation of the US

dollar and other currencies in relation to the Canadian dollar will consequently have an impact upon the financial results of the Company and may also affect the value of the Company's assets, liabilities and shareholders' equity. The Company has not entered into any derivative contracts to manage foreign exchange risk at this time.

Financial instruments that impact the Company's net loss or other comprehensive loss due to currency fluctuations include: US dollar denominated cash, accounts receivable and accounts payable. The sensitivity of the Company's net loss and other comprehensive loss due to changes in the exchange rate between the US dollar and the Canadian dollar, based on US dollar denominated financial instruments outstanding at December 31, 2008, is summarized in the table below:

	As at December 31, 2008	
	10% increase in USD	10% decrease in USD
(Increase) decrease in net loss and comprehensive loss	$ (144,480)	$ 131,346

Interest Rate Risk
The Company is exposed to interest rate risk on its outstanding short term investments. The Company's policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company monitors this exposure and does not enter into any derivative contracts to manage this risk.

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents and short term deposits. Cash and cash equivalents receive interest based on market interest rates. Based on cash and cash equivalents and short-term deposits outstanding at December 31, 2008, with other variables unchanged, a 1% change in the interest rate would decrease (increase) our net loss by $215,520, based on cash and cash equivalents and short term deposits held on that date. There would be no significant effect on other comprehensive income.

The Company's financial liabilities are not exposed to interest rate risk.

Commodity Price Risk
The value of the Company's mineral resource properties and equity investments are related to the price of gold, uranium, copper and other minerals and the outlook for these minerals. The Company does not have any hedging or other commodity based risks respecting its operations.

Gold, uranium, copper and other mineral prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Fair Value Estimation
The carrying value of the Company's financial assets and liabilities equals their estimated fair value.

The fair value of the asset retirement obligations are determined when they are incurred by discounting the value of the estimated future reclamation and property closure costs using a risk-free discount rate.

5. ACQUISITION OF NEWWEST GOLD CORPORATION
NewWest Gold Corporation
On September 24, 2007, the Company completed the acquisition of 100% of the issued and outstanding common shares of NewWest Gold Corporation ("NWG") by issuing 15,181,920 common shares valued at $10.54 per share (closing price of the Company's common shares on the Toronto Stock Exchange on the date of completion) to the former NWG shareholders. In addition, the Company issued 518,050 stock options with an exercise price of $9.62 per share to the former NWG employees in exchange for the cancellation of the existing NWG stock options.

The value of the issuance of Fronteer common shares was calculated based on the closing price of Fronteer common shares on the date of issuance. The following weighted-average assumptions were used for the Black-Scholes option pricing model for the valuation of the stock options:

Risk-free interest rate	4.26%
Expected volatility	62.58%
Expected life	1.20 years
Dividend rate	0.00%

The transaction was accounted for as an asset purchase and the cost of each item of property, plant and equipment acquired as part of the group of assets acquired was determined by allocating the price paid for the group of assets to each item based on its fair value at the time of acquisition. The summarized results of the allocation are indicated in the table below:

	$
Purchase price:	
15,181,920 common shares of Fronteer	160,017,437
518,050 stock options of Fronteer	1,615,416
Acquisition costs	2,889,781
	164,522,634
Net assets acquired:	
Current assets	3,356,579
Other assets	2,353,343
Exploration properties and deferred exploration expenditures	212,052,383
Asset retirement obligations – current	(503,268)
Asset retirement obligations – long term	(746,450)
Other liabilities	(1,012,132)
Future income tax liability	(50,977,821)
	164,522,634

6. EQUIPMENT

	2008			2007		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
	$	$	$	$	$	$
Field equipment	558,683	110,271	448,412	612,612	54,403	558,209
Computer equipment	356,360	140,149	216,211	284,897	124,848	160,049
Computer software	331,241	255,705	75,536	193,715	143,972	49,743
Furniture and fixtures	452,877	115,572	337,305	262,930	49,803	213,127
Automotive equipment	295,839	87,127	208,712	183,949	13,530	170,419
Leasehold improvements	335,129	65,311	269,818	108,584	23,329	85,255
	2,330,129	774,135	1,555,994	1,646,687	409,885	1,236,802

7. INVESTMENTS

On March 6, 2008, the Company sold its common share investment in Latin American Minerals Inc. ("LAT"), a publicly traded company listed on the TSX Venture Exchange under the symbol LAT. The Company received net proceeds of $5,295,450 (net of commission of $41,050) upon the sale and recorded a gain of $1,768,235.

During the year ended December 31, 2008, 1,000,000 share purchase warrants held in LAT expired unexercised. The warrants had entitled the Company to purchase 1,000,000 common shares of LAT at a price of $1.25 per common share. The Company treated the share purchase warrants as a derivative financial instrument with any change in fair value included in earnings for the period.

The following table sets out the movement of the Company's investments during the reporting period:

	Available for sale	Held for trading	Total
At January 1, 2008	9,031,000	360,906	9,391,906
Movement in fair value	(3,694,500)	(360,906)	(4,055,406)
Disposal - proceeds	(5,336,500)	-	(5,336,500)
At December 31, 2008	-	-	-

8. PROVISION FOR RECLAMATION

	December 31, 2008	December 31, 2007
	$	$
Balance, beginning of year	1,252,254	-
Acquisition of NWG	-	1,249,718
Expenditures	(2,986)	(8,165)
Effect of foreign currency translation	118,980	(9,760)
Reclamation accretion expense	57,279	20,461
Balance, end of year	1,425,527	1,252,254
Balance sheet presentation:		$
Current portion	357,094	486,775
Long term portion	1,068,433	765,479
Balance, end of year	1,425,527	1,252,254

The Company has posted cash surety bonds in the amount of $3,175,125 as at December 31, 2008, with the State of Nevada, Division of Environmental Protection and the Bureau of Land Management, in respect of its reclamation obligations. These bonds are expected to be released as the associated reclamation activities are completed.

The Company's estimates of the costs of reclaiming its properties are based on current legal and regulatory requirements. At December 31, 2008, the Company's undiscounted future reclamation and property closure cost estimate was US$1,299,317. The Company expects it will complete US$290,600 and US$1,008,717 of these expenditures in 2009 and 2010 respectively. The provision is the discounted value of the estimated future reclamation and property closure costs based on the Company's individual property closure plans. The present value of the provision has been calculated using a risk-free discount rate because of funding arrangements in place.

9. EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

	Total December 31, 2007 $	Adjustment due to recognition of future income tax assets	Additions $	Recoveries $	Write-downs $	Transfer to Equity Interest $	Total December 31, 2008 $
USA (Note 9(a))							
Northumberland	71,099,913	(736,726)	5,939,017	-	-	-	76,302,204
Long Canyon	2,096,588	(16,894)	7,418,810	(2,024,621)	-	-	7,473,883
Sandman	21,378,165	(245,815)	1,106,696	-	-	-	22,239,046
Zaca	46,290,479	(520,095)	67,621	-	-	-	45,838,005
Eastern Great Basin	53,743,598	(653,633)	1,801,812	-	(21,196)	-	54,870,581
Carlin -Cortez	2,572,833	(30,529)	1,990,042	-	(1,566,778)	-	2,965,568
Other	16,652,712	(201,066)	274,102	-	(114,073)	-	16,611,675
	213,834,288	(2,404,758)	18,598,100	(2,024,621)	(1,702,047)	-	226,300,962

During 2008, the Company finalized all tax filings required in the NWG acquisition and determined that a reduction to the future income tax liability of $2,404,758 should be recognized with a corresponding reduction to the value of mineral properties acquired.

	Total December 31, 2007 $	Adjustment due to recognition of future income tax assets	Additions $	Recoveries $	Write-downs $	Transfer to Equity Interest $	Total December 31, 2008 $
TURKEY (Note 9(b))							
Biga	359,476	-	-	-	(359,476)	-	-
Pirentepe	1,085,277	-	-	-	-	-	1,085,277
General Turkey	64,105	-	-	-	(64,105)	-	-
Aydin	35,491	-	1,569	-	-	-	37,060
Samli	277,469	-	441	-	(277,910)	-	-
Nidge	17,967	-	(14,226)	-	(3,741)	-	-
Dedidagi	10,386	-	-	-	-	(10,386)	-
TV Tower	36,198	-	-	-	-	-	36,198
Isper	-	-	158,213	-	-	-	158,213
Aktarma	-	-	47,163	-	-	-	47,163
	1,886,369	-	193,160	-	(705,232)	(10,386)	1,363,911
YUKON (Note 9(c))							
Wernecke	8,079,996	-	116,525	(19,529)	(8,176,992)	-	-
OTHER PROPERTIES	52,318	-	-	-	(52,304)	-	14
	223,852,971	(2,404,758)	18,907,785	(2,044,150)	(10,636,575)	(10,386)	227,664,887

	USA $	Turkey $	Yukon $	Other $	Total $
December 31, 2007	213,834,288	1,886,369	8,079,996	52,318	223,852,971
Adjustment due to recognition of future income tax assets	(2,404,758)	-	-	-	(2,404,758)
2008 expenditures:					
Acquisition costs	200,688	98,268	-	-	298,956
Assaying & geochemical	820,742	24,053	15,863	-	860,658
Camp & field costs	186,750	6,294	898	-	193,942
Claim maintenance and advance royalty fees	1,621,959	-	-	-	1,621,959
Drilling	8,944,493	-	-	-	8,944,493
Environmental	61,296	-	-	-	61,296
Geophysics	448,796	-	3,506	-	452,302
Transportation	346,554	28,398	2,137	-	377,089
Wages, consulting and management fees	5,146,582	29,826	70,799	-	5,247,207
Other	820,240	6,321	23,322	-	849,883
	18,598,100	193,160	116,525	-	18,907,785
Exploration costs written-off	(1,702,047)	(705,232)	(8,176,992)	(52,304)	(10,636,575)
Transfer to Equity Interest	-	(10,386)	-	-	(10,386)
Recoveries	(2,024,621)	-	(19,529)	-	(2,044,150)
	(3,726,668)	(715,618)	(8,196,521)	(52,304)	(12,691,111)
December 31, 2008	226,300,962	1,363,911	-	14	227,664,887

(a) USA

The Northumberland Project

The Northumberland deposit is located in northern Nye County in central Nevada, and is owned 100% by the Company. The Northumberland property was subject to an option agreement with Newmont Mining Corporation, which expired in January 2008, resulting in the Company regaining control of the property.

A small portion of the claims at Northumberland are covered by a June 1991 lease agreement between the Company and a private party as lessor, with a term that extends as long as the Company pays annual advance royalties of $20,000 to the lessor. These payments are credited against a mineral production royalty of 4% of Net Smelter Royalty ("NSR") from minerals produced from the claims.

In addition, a small portion of the area on which the Northumberland Project deposits are currently located is subject to an NSR royalty of 1% payable to third party lessors.

Long Canyon Project

The Long Canyon Property is located in northeastern Nevada.

In 2006, Fronteer Development USA Inc. (a wholly-owned subsidiary of the Company) entered into a joint venture agreement for the Long Canyon Project with AuEx Ventures ("AuEx") whereby the two parties combined their land positions in the Long Canyon area. NWG was obligated to spend $5 million of exploration expenditures within a five year period (completed September 2008) to maintain a 51% interest in the project. The Company chose not to solely fund the project through feasibility, thereby electing not to earn a further 14% interest in the project as the burden of solely funding the project through feasibility was considered unreasonable.

Both the Company and AuEx reserve a 3% NSR on the claims they each contributed to the venture.

Other Eastern Great Basin Properties - KB, Tug, Gollaher Mountain and Loomis Mountain

The EGB Properties are located in northeastern Nevada and northwestern Utah. The EGB Properties consist of fee lands on which the Company owns between 25% and 100% of the mineral interest, unpatented mining claims, state mineral leases and leased fee lands. The most advanced of the Eastern Great Basin Properties, after Long Canyon, are the Tug and KB projects.

A portion of the fee lands in the EGB Projects are covered by an August 2001 mining lease with a third party lessor who owns a 61.76% interest in the mineral estate. That mining lease has a term running through August of 2021 and so long thereafter as the Company is engaged in exploration, development, mining or processing operations on the lands covered by the lease. The lease requires the payment of an annual advance royalty of US$15,000 to the lessor. The TUG/KB and other claims in the EGB are subject to royalties ranging from 0.625% - 5%.

Sandman Project

The Sandman Project which is owned 100% by the Company consists of various lode mining claims fee lands, which were subleased from Newmont beginning in September 1997.

Under a sublease from Newmont, the Company was required to pay annual advance royalty payments of approximately, $67,200 from 2008 through 2012, and $134,400 starting in 2013. The Newmont sublease has a primary term of ten years, and may be extended for an additional ten years by payment of annual advance royalties. Commercial production is required to extend the term of the Newmont sublease beyond 2017. Under a separate lease for the Ten Mile project, the Company was required to make annual lease payments of $24,000 reducing to $20,000 in 2009 through 2014. These lease payments will now be paid by Newmont. Sandman is also subject to NSR's on various of its mineral claims ranging from 1% to 6%.

In June 2008 the Company and Newmont signed an option and joint venture agreement whereby Newmont may earn an initial 51% interest in Sandman within 36 months by spending a minimum US$14,000,000 on exploration, making a production decision supported by a bankable feasibility study, reporting reserves, making a commitment to fund and construct a mine, advancing the necessary permits, and contributing adjacent mineral interest to the joint venture. Newmont may earn an additional 9% interest in Sandman by spending a further US$9,000,000 on development.

Provided that Newmont has completed the Phase 2 earn-in, Newmont shall be entitled to receive up to 90% of the Company's proportionate share of the joint venture net proceeds distributions until the US$3.75 million is recovered. Fronteer retains a 2% NSR on production of the first 310,000 ounces at Sandman. Fronteer can also elect to have Newmont arrange financing for its 40% of development costs.

Zaca Project

The Zaca Project, owned 100% by the Company is located in Alpine County, California. The Company holds the Zaca Project as the assignee of a lease agreement.

The United States Forest Service ("USFS") is conducting a Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA") "non-time critical removal (remediation) action" at the Zaca Project property under its Interdepartmental Abandoned Mine Lands Watershed Cleanup Initiative for an estimated cost of between $1.5 million to $2.0 million. The focus of the cleanup efforts is on relatively low-volume acid mine drainage from historic mine tunnels and tailings on land at the Zaca Project. The cleanup efforts are being administered by the USFS. Since the acquisition of NWG (in September 2007), the USFS has not sought contribution from NWG for the cleanup and the Company does not believe it will do so. However, the Company cannot rule out the possibility that the Company may be claimed to be liable to contribute to the USFS's remediation or other CERCLA response costs at some time in the future. To date, no liability has been recorded in the Company's financial statements. There is a 5% NSR royalty payable on certain of the Zaca claims.

Cortez Trends Project

The Carlin-Cortez Trends properties encompass a land position located in Humboldt, Eureka, Elko and Lander Counties in north central Nevada, primarily to the north of the towns of Carlin and Battle Mountain. The land position at the Carlin-Cortez Trends Project consists principally of the Company's privately owned property, on the majority of which it owns 100% of the mineral rights.

A portion of the unpatented claims comprising the Carlin-Cortez Trends Project, are subject to a 0.5% NSR royalty, and a smaller portion are subject to an additional sliding-scale NSR royalty ranging from 4% (when the price of gold is less than $700 per ounce) to 7.75% (when the price of gold is greater than $1,000 per ounce).

During the year ended December 31, 2008, the Company wrote-off all costs associated with the Antelope Creek claims due to unfavorable drilling results. The Company may in the future further explore other areas of its extensive its extensive land claims in the Antelope Creek area.

Other

During 2008, the Company expended $114,073 (2007 - $nil) on the Granite property, a lease entered into in 2008. The exploration results were disappointing, accordingly, these costs were written off in the year.

During 2008, the Company finalized all tax filings required in the transaction and determined that a reduction to the future income tax liability of $2,404,758 should be recognized with a corresponding reduction to the value of mineral properties acquired.

(b) Turkey

On April 27, 2004, May 6, 2004 and October 19, 2004, the Company signed Memoranda of Understanding ("MOUs") with Teck Cominco Arama ve Madencilik Sanayi Ticaret ("TCAM") to acquire a 100% interest in three epithermal gold properties, the Agi Dagi, the Kirazli and the Biga Properties (see information on the Halilaga project below), respectively.

See Note 10 – Investment in Turkish Properties for a discussion of the Agi Dagi, Kirazli and Halilaga properties.

Biga Properties

On November 30, 2006, the Company received notice from TCAM that it was exercising its option to earn-back 60% of newly designated properties governed by the Biga Properties MOU, called Pirentepe, TV Tower and Dedidagi. As a result of this election, the Company was deemed to have earned a 100% interest in each of these properties. The Company and TCAM agreed to a reallocation of costs, previously capitalized to the Biga Properties, to each of the designated properties to determine the amount of TCAM's earn back expenditure. In 2008, TCAM met its expenditure requirements under the MOU, or in the case of Pirentepe, reached an agreement with the Company and now owns 60% of each of these projects.

The Company also wrote off $705,232 of mineral interests in the Biga area and elsewhere in Turkey, including the Samli property. The Company has no further plans to explore these properties.

(c) Wernecke Breccias, Yukon

On January 24, 2006, the Company and Rimfire Mineral Corporation ("Rimfire") jointly signed an agreement with Newmont Exploration of Canada, a subsidiary of Newmont Mining Corporation ("Newmont") and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. ("NVI"), to acquire mineral claims and a data set covering a large region of northern Yukon Territory known as the Wernecke Breccias. The Company and Rimfire have earned a 100% interest in the claims and data by spending a minimum of $2,000,000 on exploration and staking additional claims within the agreement's area of interest ("AOI"). Newmont and NVI retain a total 2% NSR over the AOI. The Company is the operator of the project, with an 80% interest, and Rimfire holds a 20% interest. The joint venture net assets consist solely of the venturers' interests in the property.

During the year ended December 31, 2008, the Company recovered $19,529 (2007 - $1,454,569) from Rimfire. At December 31, 2008, the Company after considering all available information and results regarding the Wernecke Breccias decided, as the operator of the project, to cease exploration activities for the foreseeable future. As a result, deferred exploration expenditures totaling $8,176,992 have been written-off. The Company and Rimfire are actively seeking joint-venture partners for the Werneckes project.

10. EQUITY INVESTMENTS IN TURKISH PROPERTIES

Agi Dagi, Kirazli and Halilaga Properties

The Company owns 40% of each of the Agi Dagi, Kirazli and Halilaga projects through a 40% ownership stake in three companies, controlled by TCAM. Should Kirazli and Agi Dagi go into production, the Company must pay TCAM a production bonus of US$10 per ounce of gold from the originally defined resource areas at each property, subject to a maximum of 600,000 ounces of gold on Agi Dagi and 250,000 ounces of gold at Kirazli. Agi Dagi is also subject to a 2% NSR owing to an arm's length third party. A fourth company, also owned 40% by the Company, holds other minor mineral interests in northwestern Turkey. The remaining 60% of this company is also owned by TCAM. The Company accounts for these investments as equity investments.

Under the equity method of accounting, the Company's percentage interest in the net assets and results of operations of the projects are presented in a single line on the balance sheet as "Investment in Turkish Properties" and in the statement of operations as "Equity income from Turkish Properties", respectively. Effective July 25, 2007, for the Kirazli project and August 15, 2007, for the Agi Dagi and Halilaga projects (the dates where the ownership percentages were determined), the Company has transferred the expenditures it has incurred from "Exploration properties and deferred exploration expenditures" to "Investment in Turkish Properties". Also any costs incurred subsequent to the effective earn-back dates on Agi Dagi, Kirazli and Halilaga have been included in "Investment in Turkish Properties."

TCAM may elect to earn an additional 10% interest in Halilaga by completing a final feasibility study by 2013, and arranging project financing. TCAM has been granted an extension to December 31, 2009, on its election whether to earn an additional 10% interest in the copper-gold property, in exchange for TCAM solely funding an exploration program at Halilaga in 2009. In 2008, TCAM was prohibited from drilling the main Kestane zone at Halilaga because of permitting delays and was therefore unable to meet its expenditure commitment for 2008.

11. EQUITY INVESTMENT IN AURORA ENERGY RESOURCES INC.

Under the equity method, the Company's interest in the net assets and results of operations of Aurora are presented in a single line on the balance sheet as "Investment in Aurora Energy Resources Inc." and in the statement of operations as "Equity in loss of Aurora Energy Resources Inc.", respectively. The Company has recorded a dilution gain of $71,049 (2007 - $43,039,000) with respect to its investment in Aurora for the year ended December 31, 2008, which is also included on the balance sheet as a part of "Investment in Aurora Energy Resources Inc." The dilution gain represents the fair value of the Company's share of the consideration paid by the new investors in excess of the carrying value of the Company's investment in Aurora. As at December 31, 2008, the Company owned 30,947,336 commons shares of Aurora or approximately 42.4% of Aurora's issued and outstanding common shares.

On April 8, 2008, the Nunatsiavut government voted eight to seven in favor of implementing a three year moratorium on the working, production, mining and development of uranium on Labrador Inuit Lands.

On December 22, 2008, the Company formally announced that it intended to make an offer to acquire all of the outstanding common shares of Aurora that it does not already own on the basis of 0.825 of a Fronteer common share for each Aurora each share. On January 23, 2009, the Company formally filed with the securities regulators in Canada and the United States and commenced the mailing of its formal offer to acquire all of the outstanding common shares of Aurora.

Subsequent to December 31, 2008 and on March 2, 2009, the Offer expired and the Company agreed to take up 36,526,336 Aurora Common Shares tendered under the Offer. As a result, Fronteer currently owns 67,473,672 Common Shares of Aurora, representing approximately 92.1% of the issued and outstanding common shares. Fronteer expects to complete, on or about April 21, 2009, a second step transaction, which should give the Company ownership of 100% of Aurora.

Summarized financial information of Aurora is included in the table below:

Balance Sheet

	As at December 31, 2008 $	As at December 31, 2007 $
Assets		
Cash, cash equivalents and short term deposits	99,720,807	131,094,585
Exploration properties and deferred exploration and development expenditures	87,511,616	56,710,497
Other assets	3,791,650	4,381,855
	191,024,073	192,186,937
Liabilities	11,575,399	7,307,686
Shareholders' Equity	179,448,674	184,879,251

Statement of Operations

	As at December 31, 2008 $	As at December 31, 2007 $
Loss from operations	8,095,263	11,079,643
Other income	(3,759,918)	(2,213,913)
Future income tax recovery	(280,706)	(1,450,824)
Other comprehensive loss	260,000	-
Net loss and comprehensive loss for the year	4,314,639	7,414,906

12. INCOME TAXES

(a) Provision for income taxes:

The recovery of income taxes differs from the amount that would have resulted from applying combined Canadian federal and provincial statutory tax rates for 2008 of 31% (2007 – 34.12%; 2006 – 34.12%).

	December 31, 2008 $	December 31, 2007 $	December 31, 2006 $
Income (loss) before taxes	(35,481,253)	24,743,157	14,017,105
Expected income tax expense (recovery)	(10,999,189)	8,442,365	4,782,636
Adjustments resulting from: Permanent differences, primarily relating to:			
- foreign exchange	3,439,043	(64,099)	57,200
- stock-based compensation	2,327,399	2,935,004	1,035,613
- dilution gains	(11,013)	(7,342,453)	(4,519,155)
- other	117,712	710,683	194,858
Rate differences in other jurisdictions	196,681	374,957	-
Changes in enacted rates	242,752	(1,431,292)	(719,621)
Effects of change to equity accounting for Aurora	-	-	2,180,418
Other	331,269	(29,034)	-
Change in valuation allowance	582,983	772,285	(11,305,005)
Income tax expense (recovery)	(3,772,363)	4,368,416	(998,530)

(b) Future tax balances:

The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows

	December 31, 2008 $	December 31, 2007 $	December 31, 2006 $
Future income tax assets (liabilities):			
Operating losses carried forward	9,877,246	3,566,394	1,265,005
Equipment	91,069	57,483	51,306
Share issue costs	994,461	1,523,499	897,394
Investment in Aurora	(8,442,925)	(9,004,052)	(4,263,764)
Mineral properties	(65,532,865)	(52,098,130)	-
Investments	-	(764,020)	-
Resource expenses	4,421,037	2,351,062	738,463
Other	67,159	55,747	(26,752)
Valuation allowance	(1,491,518)	(908,535)	(233,824)
	(60,016,336)	(55,220,552)	(1,572,172)

As at December 31, 2008, the Company had available for deduction against future taxable income in Canada non-capital losses of approximately $5,948,140 (2007 - $2,336,830). These losses, if unutilized, have expiration years ranging from 2009 to 2028. The Company also has available for deduction against future taxable income in the USA losses carried forward of $16,339,950, which have expiration years ranging from 2027 to 2028.

In addition, the Company has available for deduction against future taxable income in Turkey and Mexico losses carried forward of $4,813,214, which expire from 2010 to 2013, and losses carried forward of $1,718,434 which expire commencing in 2016, respectively. The potential income tax benefit of these losses has been offset by a valuation allowance.

As at December 31, 2008, the Company had approximately $15,940,155, $930,142, and $60,970, of Canadian exploration expenses, Canadian development expenses and foreign resource expenses, respectively which, under certain circumstances, may be utilized to reduce taxable income in future years.

13. SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of common shares with no par value.

Stock Option Plans:

Employee Stock Option Plan

The Company maintains a stock option plan (the "Plan"), approved by the shareholders on May 2, 2007, whereby the Board of Directors may, from time to time, grant to employees, officers and directors of, or consultants to the Company options to acquire common shares in such numbers and for such terms as may be determined by the Board, in an amount up to 10% of the total number of common shares issued and outstanding from time to time. The options are non-assignable and may be granted for a term not exceeding 10 years. The exercise price of the options is fixed by the Board at the time of grant in accordance with the terms of the Plan.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Shares	Weighted Average Exercise Price $
Balance, December 31, 2006	3,849,100	2.95
Options granted	1,580,000	11.82
Options exercised	(715,365)	1.84
Options expired	(62,668)	7.74
Balance, December 31, 2007	4,651,067	6.66
Options granted	1,837,500	7.90
Options exercised	(375,000)	1.09
Options forfeited	(365,001)	6.41
Options expired	(26,666)	10.27
Balance, December 31, 2008	5,721,900	7.17

Options exercisable at December 31, 2008 totaled 4,534,191 (2007 – 3,609,400).

At December 31, 2008, the Company had incentive stock options issued to directors, officers, employees and key consultants to the Company outstanding as follows:

Range of prices	Number of options outstanding	Weighted average remaining contractual life	Weighted average exercise price $	Number of options exercisable	Weighted average exercise price of options exercisable
$1.00 to $1.99	1,146,000	0.75 years	1.26	1,146,000	1.26
$2.00 to $2.99	400,000	1.49 years	2.34	400,000	2.34
$4.00 to $4.99	160,000	2.45 years	4.51	160,000	4.51
$5.00 to $5.99	150,000	4.29 years	5.05	50,000	5.05
$6.00 to $6.99	728,400	2.35 years	6.50	728,400	6.50
$8.00 to $8.99	1,517,500	8.77 years	8.07	763,125	8.06
$9.00 to $9.99	140,000	3.77 years	9.50	80,000	9.47
$10.00 to $10.99	535,000	3.43 years	10.24	406,667	10.21
$11.00 to $11.99	60,000	3.91 years	11.10	40,000	11.10
$14.00 to $14.99	835,000	3.16 years	14.24	726,666	14.23
$16.00 to $16.99	50,000	3.29 years	16.09	33,333	16.09
	5,721,900	4.00 years	7.17	4,534,191	6.72

Acquisition Stock Option Plan:

In August 2007, the Company's Board of Directors approved an acquisition stock option plan, whereby such plan was used to grant replacement options to the former holders of NWG options with Fronteer stock options. Refer to Note 5.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Shares	Weighted Average Exercise Price $
Balance, December 31, 2006	-	-
Options granted	518,050	9.62
Options exercised	(13,650)	9.62
Balance, December 31, 2007	504,400	9.62
Options expired	(462,800)	9.62
Balance, December 31, 2008	41,600	9.62

Options exercisable at December 31, 2008 totaled 41,600 (2007 – 504,400).

At December 31, 2008, under the Acquisition Stock Option Plan the Company had stock options issued and outstanding, and exercisable as follows:

Price	Number of options outstanding	Weighted average remaining contractual life	Weighted Average Exercise Price $
$9.62	41,600	3.73 years	9.62

Stock-based compensation:

For the year ended December 31, 2008, the Company recorded compensation cost on the grant of stock options to employees and non-employees. For the purposes of estimating the fair value of options using the Black-Scholes option pricing model, certain assumptions are made such as expected dividend yield, volatility of the market price of the Company's shares, risk-free interest rates and expected average life of the options.

The fair value of options granted during the year ranged from $2.69 to $5.35 per option. The fair value of each option granted was determined using the Black-Scholes option pricing model and used the following range of assumptions:

	December 31, 2008	December 31, 2007
Risk free interest rate	2.94% to 3.74%	3.65% to 4.33%
Expected life	3.38 to 3.49 years	3.35 years
Expected volatility	73.9% to 75.4%	73.6% to 75.1%
Expected dividend yield	0.0%	0.0%

For the year ended December 31, 2008, the Company has capitalized a total of $1,786,767 (2007 - $1,229,697) of stock-based compensation expense to exploration properties and deferred exploration expenditures and charged to the Statement of Operations a total of $5,988,136 (2007 - $8,732,286) of stock-based compensation expense.

14. COMMITMENTS

The Company has entered into operating leases for premises and office equipment. Total minimum operating lease commitments, total approximately $2,294,612. Minimum rental commitments for the following years are as follows:

Year	Amount $
2009	838,557
2010	630,773
2011	413,730
2012	285,663
2013	125,889
	2,294,612

The company is also responsible for its share of property taxes and operating costs on office premises leases.

In addition, the Company has obligations on its mineral property interests should the Company wish to continue having a right to the mineral interest of a property. Most of these are not firm commitments, with such obligations being eliminated should the Company choose to no longer invest funds exploring the property. Property lease commitments for the following years are as follows:

Year	Amount $
2009	177,401
2010	183,515
2011	190,284
2012	190,284
2013	174,102
Subsequent to 2013	1,261,744
	2,177,330

15. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2008, the Company invoiced Aurora $1,003,009 (December 31, 2007 - $807,070) for its share of office costs, employee wages and benefits. At December 31, 2008, the Company had a receivable due from Aurora of $166,610 (December 31, 2007 - $107,865) relating to these expenditures.

The Company and Aurora have re-negotiated a cost-sharing agreement whereby the Company will charge common office and employee benefit costs to Aurora.

16. SEGMENTED AND JOINT VENTURE INFORMATION

Geographical segmented information

The Company has four geographical segments: Canada, United States, Mexico and Turkey. The total assets attributable to the geographical locations relate primarily to its equity-accounted investment in Aurora, exploration properties and deferred exploration expenditures and have been disclosed in Notes 9, 10 and 11. The net loss relating to the operations in Canada, United States, Mexico and Turkey totaled $13,663,604, $14,671,594, $621,974 and $2,751,718 respectively for the year ended December 31, 2008.

17. SUBSEQUENT EVENTS

a) Subsequent to December 31, 2008, the Company granted 2,360,000 stock options to employees at a weighted-average price of $3.09 exercisable for a period of ten years.

b) Subsequent to December 31, 2008, 41,000 stock options were exercised for total proceeds of $44,200 to the Company.

c) In March 2009, the Company terminated its lease on the Granite Property, in Nevada, USA, and finalized a land lease and water use agreement on a five acre parcel of land and underlying water rights, to provide a staging area for the Company's exploration activities at Long Canyon. The lease is for three years with the Company having the option to extend it for an additional two years and calls for payments of US$50,000 on signing, US$50,000 in 2010, US$60,000 in 2011 and US$70,000 in 2012 and thereafter. The payment for 2010 will be increased by the greater of 5% or the amount of the current consumer price index.

18. CONTINGENCIES

On January 29, 2009, the Company received a letter from New York counsel to NWG Investments Inc. ("NWGI"), demanding the rescission of the share exchange transaction between the Company and NewWest, which was concluded in September 2007. The letter alleges that the Company fraudulently induced NWGI to transfer its NewWest shares through misrepresentations and omissions of material facts regarding the ability of Aurora to commence uranium mining operations in Labrador, Canada. In April 2008, the Nunatsiavut government imposed a three-year moratorium on mining of uranium on its lands in Labrador. NWGI alleges that Fronteer knew about the moratorium prior to the conclusion of the NewWest share exchange in September 2007 and did not disclose this information to NWG. The letter also advises Fronteer that NWGI is exploring an oppression claim against Fronteer and other unidentified persons in Ontario. As of March 26, 2009, no claim has been filed with any court. The Company believes that the threatened claims have no merit and plans to vigorously defend itself should any claim be filed. No amounts have been accrued for any potential loss under this complaint.

19. DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). Set out below are the material adjustments to net loss for the years ending December 31, 2008, 2007 and 2006 and to shareholders' equity at December 31, 2008, 2007 and 2006 in order to conform to accounting principles generally accepted in the United States ("U.S. GAAP").

	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
STATEMENT OF (LOSS) INCOME:	$	$	$
Net income (loss) based on Canadian GAAP	**(31,708,890)**	20,374,741	15,011,639
Deferred exploration costs prior to the establishment of proven and probable mineral reserves (Note 19a)	**(8,063,246)**	(7,978,645)	(5,855,941)
Flow-through shares	-	-	525,000
Dilution gain (Note 19c)	**(71,049)**	(43,039,000)	(26,489,773)
Equity loss of Aurora (Note 19c)	**(13,748,902)**	(15,836,033)	(7,956,411)
Equity loss of Turkish Properties (Note 19d)	**(1,331,316)**	(569,716)	-
Stock-based compensation for employees (Note 19e)	-	12,551	362,559
Change in foreign exchange expense	**199,701**	-	-
Unrealized gains on trading securities	-	-	640,888
Change to future income tax expense	**6,688,539**	3,851,989	220,043
Net loss for the year based on U.S. GAAP	**(48,035,163)**	(43,184,113)	(23,541,996)
Weighted average number of shares outstanding	**83,275,668**	70,692,759	55,944,336
Loss per share, basic and diluted	**(0.58)**	(0.61)	(0.42)
SHAREHOLDERS' EQUITY:			
Shareholders' equity based on Canadian GAAP	**338,534,601**	366,849,777	99,364,065
Deferred exploration costs prior to the establishment of proven and probable mineral reserves (Note 19a)	**(28,071,460)**	(20,008,214)	(14,475,249)
Accumulated equity loss of Aurora (Note 19c)	**(40,175,625)**	(26,426,723)	(10,590,690)
Equity loss of Turkish Properties (Note 19d)	**(1,901,032)**	(569,716)	-
Flow-through shares	-	-	140,833
Accumulated incremental dilution gains (Note 19c)	**2,944,550**	2,889,253	834,671
Cumulative other comprehensive income (Note 19g)	-	-	1,062,000
Unrealized gains on trading securities	-	-	640,888
Foreign exchange	**199,701**	-	-
Cumulative change to future income tax expense	**10,760,571**	4,072,032	220,043
Shareholders' equity based on U.S. GAAP	**282,291,306**	326,806,410	77,196,561

The following sets out the material balance sheet differences between Canadian and U.S. GAAP:

	2008 $	2007 $
1. Exploration properties and deferred exploration expenditures		
Canadian GAAP	227,664,887	223,852,971
Deferred exploration costs prior to the establishment of proven and probable mineral reserves (Note 19a)	(17,562,348)	(10,166,210)
Future income tax effect of exploration costs (Note 19a)	(149,476)	(149,476)
U.S. GAAP	209,953,063	213,537,285
2. Investment in Turkish Properties		
Canadian GAAP	13,255,365	12,957,378
Equity in loss of Turkish Properties (Note 19d)	(1,901,032)	(569,716)
Deferred exploration costs prior to the establishment of proven and probable mineral reserves (Note 19d)	(9,784,181)	(9,842,004)
Future income tax effect of exploration costs (Note 19d)	(1,030,963)	(1,030,963)
	539,189	1,514,695
3. Long term investments		
Canadian GAAP	-	9,391,906
Comprehensive income (Note 19b)	-	-
U.S. GAAP	-	9,391,906
4. Investment in Aurora		
Canadian GAAP	74,945,577	76,696,684
Incremental dilution gain (Note 19c)	2,889,253	2,054,582
Incremental dilution gain from prior year	55,297	834,671
Equity in loss of Aurora from prior years	(26,426,723)	(10,590,690)
Equity in loss of Aurora (Note 19c)	(13,748,902)	(15,836,033)
U.S. GAAP	37,714,502	53,159,214
5. Contributed surplus		
Canadian GAAP	23,730,849	16,234,821
Stock based compensation (Note19e)	(3,253,640)	(3,253,640)
Dilution gain (Note 19c)	126,346	45,093,582
Dilution gain from prior year	72,418,026	27,324,444
Other comprehensive income (Note 19b)	-	-
U.S. GAAP	93,021,581	85,399,207
6. Future income taxes		
Canadian GAAP	60,016,336	55,220,552
Future income tax effect of exploration costs (Note 19a)	(1,180,439)	(1,180,439)
Cumulative change to future income tax expense	(10,235,341)	(4,072,032)
U.S. GAAP	48,600,556	49,968,081

(a) Interest in Exploration Properties and Deferred Exploration Costs
Under U.S. GAAP, acquisition costs are capitalized, but exploration costs are not considered to have the characteristics of property, plant and equipment and, accordingly, are expensed as incurred. Upon completion of a final feasibility study determining that economically proven and probable reserves exist, the costs related to development of the mining property are capitalized. During the year, the Company capitalized $nil (2007 and 2006 - $nil) in relation to properties in the development stage.

(b) Long term investments
Prior to the adoption of the new Canadian accounting standards for financial instruments on January 1, 2007 (Note 2), a US and Canadian GAAP difference existed in the accounting for the Company's long-term investments, which, under U.S. GAAP (SFAS 115), are classified as available-for-sale securities and carried at fair value.

(c) Investment in Aurora
Under Canadian GAAP, the Company recognized a dilution gain of $71,049 (2007 - $43,039,000) on issuance of additional common shares by Aurora (note 10). Under U.S. GAAP, the Company also recognized a dilution gain of $126,346 (2007 - $45,093,582), but the dilution gain would be recognized as a capital transaction in stockholders equity as the gain would not be considered assured of realization as Aurora is a development stage entity.

The Company's equity loss pickup of Aurora increased primarily due to the expensing of deferred exploration expenditures in Aurora under U.S. GAAP.

(d) Investment in Turkish Properties
Under U.S. GAAP, exploration costs are not considered to have the characteristics of property, plant and equipment and, accordingly, are expensed prior to the Company determining that economically proven and probable mineral reserves exist, after which development costs are capitalized. The Company's equity loss pickup of the Turkish Properties increased due to the expensing of deferred exploration expenditures in the Turkish Properties, incurred subsequent to the earn-back by TCAM, under U.S. GAAP.

(e) Stock-based Compensation
Effective January 1, 2006, the Company adopted Financial Accounting Standards Board Statement ("SFAS") 123(R) "Share-Based Payment", a revision to SFAS 123 "Accounting for Stock-Based Compensation." SFAS 123(R) requires the Company to recognize in the statement of operations the grant date fair value of share-based compensation awards granted to employees over the requisite service period. Compensation expense recognized reflects estimates of award forfeitures and any changes in estimates thereof are reflected in the period of change.

Pursuant to the provisions of SFAS 123(R), the Company applied the modified-prospective transition method. Under this method, the fair value provisions of SFAS 123(R) are applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after January 1, 2006.

Measurement and attribution of compensation cost for unvested awards at January 1, 2006, granted prior to the adoption of SFAS 123(R), are recognized based upon the provisions of SFAS 123. The cumulative effect of a change in accounting principle to reflect forfeitures for prior periods was determined to be immaterial and not recorded. Prior to adoption, the Company applied the intrinsic value method to employee awards pursuant to APB 25 and related interpretations. Under the intrinsic value method, no stock-based compensation had been recognized as the exercise price of employee options equaled or exceeded the fair market value of the underlying stock at the date of grant.

(f) Statements of Cash Flows
As a result of the treatment of mining interests under item (a) above, cash expended for the exploration costs would have been classified as operating rather than investing, resulting in the following totals under US GAAP:

	2008 $	2007 $	2006 $
Cash from operating activities	(14,065,814)	(11,350,452)	(8,244,276)
Cash from investing activities	(54,242,721)	1,071,451	(15,388,061)

(g) Comprehensive Income
For U.S. GAAP purposes Statement of Financial Accounting Standards No. 130 ("FAS 130") establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement.

	2008 $	2007 $	2006 $
Net loss for the year based on U.S. GAAP	(50,993,159)	(43,184,113)	(23,541,996)
Other comprehensive income:			
Change in unrealized gains on available for sale securities	-	4,115,446	1,062,000
Comprehensive loss based on U.S. GAAP	(50,993,159)	(39,068,667)	(22,479,996)

(h) Recent Accounting Pronouncements

Business Combinations

In December 2007, the FASB issued SFAS 141(R) – *Business Combinations* ("SFAS 141(R)") and SFAS 160 – *Non-controlling Interests in Consolidated Financial Statements* ("SFAS 160"), which are both effective for fiscal years beginning after December 15, 2008.

SFAS 141(R), which will replace SFAS 141 – Business Combinations ("SFAS 141"), is applicable to business combinations consummated after the effective date of December 15, 2008. Under SFAS 141(R), business combinations will be accounted for under the "acquisition method", compared to the "purchase method" required by SFAS 141. The significant changes that will result from applying the acquisition method of SFAS 141(R) include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions will be accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates will be recorded to income tax expense, whereas under SFAS 141, certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees will be expensed as incurred, whereas under SFAS 141, these costs are capitalized as part of the cost of the business combination; (v) the assets acquired and liabilities assumed are recorded at 100% of fair value even if less than 100% is obtained, whereas under SFAS 141, only the controlling interest's portion is recorded at fair value; and (vi) the non-controlling interest will be recorded at its share of fair value of net assets acquired, including its share of goodwill, whereas under SFAS 141, the non-controlling interest is recorded at its share of carrying value of net assets acquired with no goodwill being allocated.

Under SFAS 160, non-controlling interests will be measured at 100% of the fair value of assets acquired and liabilities assumed. For presentation disclosure purposes, non-controlling interests will be classified as a separate component of shareholders' equity. In addition, SFAS 160 will change the manner in which increases and decreases in ownership percentages are accounted for. Changes in ownership percentages will be recorded as equity transactions and no gain or loss will be recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Under SFAS 160, accumulated losses attributable to the non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying amount. The provisions of SFAS 160 are to be applied prospectively with the exception of the presentation and disclosure provisions, which are to be applied for all prior periods presented in the financial statements. Early adoption is not permitted.

Corporate Information

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Sean Tetzlaff, Chief Financial Officer & Corporate Secretary
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Vancouver, BC V6E 2E9

Phone 604.632.4677
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Fax 604.632.4678

info@fronteergroup.com
www.fronteergroup.com

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